Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

September 30, 2013 and 2012

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2013 and 2012

Page(s)
Report on Review of Interim Financial statements	1~2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4~5

Interim Consolidated Statements of Changes in Equity	6

Interim Consolidated Statements of Cash Flows	7

Notes to Interim Consolidated Financial Statements	8~153

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of September 30, 2013, and the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2013 and 2012, and the statements of changes in equity and cash flows for the nine-month periods ended September 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2013. These financial statements are not included in this review report. As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statement of financial position of the Group as of December 31, 2012, presented herein for comparative purposes, was restated by applying the amendment of Korean IFRS 1019, Employee Benefits, and the enactment of Korean IFRS 1110, Consolidated Financial Statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

November 13, 2013

This report is effective as of November 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

September 30, 2013 and December 31, 2012

(in millions of Korean won)	Notes	September 30, 2013		December 31, 2012
Assets
Cash and due from financial institutions	4,6,7,37	￦	14,138,204	￦	10,592,605
Financial assets at fair value through profit or loss	4,6,11		9,115,160		9,559,719
Derivative financial assets	4,6,8		1,805,516		2,091,285
Loans	4,6,9,10,39		218,803,586		213,644,791
Financial investments	4,6,11		35,145,618		36,467,352
Investments in associates	12		845,326		934,641
Property and equipment	13		3,049,368		3,100,393
Investment property	13		166,689		52,974
Intangible assets	14		463,734		493,131
Deferred income tax assets	15,32		14,505		18,432
Assets held for sale	16		49,815		35,412
Other assets	4,6,17		13,360,929		8,760,319

Total assets		￦	296,958,450	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	￦	904,574	￦	1,851,135
Derivative financial liabilities	4,6,8		1,855,578		2,054,742
Deposits	4,6,19		201,885,322		197,346,205
Debts	4,6,20		14,490,742		15,965,458
Debentures	4,6,21,39		25,798,932		24,270,212
Provisions	22		592,272		669,729
Net defined benefit liabilities	23		158,985		83,723
Current income tax liabilities			175,005		264,666
Deferred income tax liabilities	15,32		91,208		154,303
Other liabilities	4,6,24		25,645,974		18,327,740

Total liabilities			271,598,592		260,987,913

Equity
Share capital			1,931,758		1,931,758
Capital surplus			15,854,079		15,840,300
Accumulated other comprehensive income	34		302,830		295,142
Retained earnings			7,271,191		6,501,419

Equity attributable to shareholders of the parent company	25		25,359,858		24,568,619
Non-controlling interests			—		194,522

Total equity			25,359,858		24,763,141

Total liabilities and equity		￦	296,958,450	￦	285,751,054

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013				2012
		Three months		Nine months		Three months		Nine months
Interest income		￦	3,020,516	￦	9,302,860	￦	3,567,502	￦	10,770,094
Interest expense			(1,443,114)		(4,425,392)		(1,834,583)		(5,482,340)

Net interest income	5,26		1,577,402		4,877,468		1,732,919		5,287,754

Fee and commission income			663,573		1,973,811		713,014		2,078,488
Fee and commission expense			(291,148)		(842,233)		(292,341)		(901,459)

Net fee and commission income	5,27		372,425		1,131,578		420,673		1,177,029

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,28		220,465		544,774		271,813		850,580

Net other operating income(expense)	5,29		(173,867)		(894,455)		(483,443)		(1,103,920)

General and administrative expenses	5,13,14,23,30		(957,516)		(2,958,524)		(964,662)		(2,924,261)

Operating profit before provision for credit losses	5		1,038,909		2,700,841		977,300		3,287,182
Provision for credit losses	5,10,17,22		(454,361)		(1,131,933)		(375,526)		(1,128,727)

Net operating profit	5		584,548		1,568,908		601,774		2,158,455

Share of profit(loss) of associates	5,12		5,918		(103,636)		3,923		19,264
Net other non-operating income(expense)	5,31		(14,993)		(18,660)		(23,415)		(51,071)

Net non-operating profit (loss)			(9,075)		(122,296)		(19,492)		(31,807)

Profit before income tax	5		575,473		1,446,612		582,282		2,126,648
Income tax expense	5,32		(148,907)		(441,872)		(119,206)		(501,627)

Profit for the period	5		426,566		1,004,740		463,076		1,625,021

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013				2012
		Three months		Nine months		Three months		Nine months
Actuarial gains(losses) on post defined benefit pension plans	23		121		407		(55,885)		(56,836)

Items that will not be reclassified to profit or loss			121		407		(55,885)		(56,836)

Exchange differences on translating foreign operations			(41,143)		5,523		(6,254)		(6,317)
Change in value of financial investments			57,369		(26,478)		243,789		258,915
Shares of other comprehensive income of associates			(28,917)		(3,891)		(16,763)		(21,219)
Cash flow hedges			1,628		213		(5,342)		(3,280)

Items that may be reclassified subsequently to profit or loss			(11,063)		(24,633)		215,430		228,099

Other comprehensive income for the period, net of tax			(10,942)		(24,226)		159,545		171,263

Total comprehensive income for the period		￦	415,624	￦	980,514	￦	622,621	￦	1,796,284

Profit attributable to:
Shareholders of the parent company	5	￦	426,566	￦	1,001,544	￦	464,107	￦	1,620,659
Non-controlling interests	5		—		3,196		(1,031)		4,362

	5	￦	426,566	￦	1,004,740	￦	463,076	￦	1,625,021

Total comprehensive income for the period attributable to:
Shareholders of the parent company		￦	415,624	￦	1,009,232	￦	605,669	￦	1,771,157
Non-controlling interests			—		(28,718)		16,952		25,127

		￦	415,624	￦	980,514	￦	622,621	￦	1,796,284

Earnings per share	35
Basic earnings per share		￦	1,104	￦	2,592	￦	1,201	￦	4,195
Diluted earnings per share			1,100		2,583		1,198		4,184

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2013 and 2012

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity
Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	181,820	￦	23,099,795
Changes in accounting policy		—		—		(30,603)		95,807		—		65,204

Restated balance		1,931,758		15,841,824		161,039		5,048,558		181,820		23,164,999

Comprehensive income
Profit for the period		—		—		—		1,620,659		4,362		1,625,021
Actuarial losses on post defined benefit pension plans		—		—		(56,836)		—		—		(56,836)
Exchange differences on translating foreign operations		—		—		(6,281)		—		(36)		(6,317)
Change in value of financial investments		—		—		238,114		—		20,801		258,915
Shares of other comprehensive income of associates		—		—		(21,219)		—		—		(21,219)
Cash flow hedges		—		—		(3,280)		—		—		(3,280)

Total comprehensive income(loss)		—		—		150,498		1,620,659		25,127		1,796,284

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		(278,173)
Others		—		(1,524)		—		—		(7,012)		(8,536)

Total transactions with shareholders		—		(1,524)		—		(278,173)		(7,012)		(286,709)

Balance at September 30, 2012	￦	1,931,758	￦	15,840,300	￦	311,537	￦	6,391,044	￦	199,935	￦	24,674,574

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the period		—		—		—		1,001,544		3,196		1,004,740
Actuarial gains on post defined benefit pension plans		—		—		381		—		26		407
Exchange differences on translating foreign operations		—		—		5,414		—		109		5,523
Change in value of financial investments		—		—		5,571		—		(32,049)		(26,478)
Shares of other comprehensive income of associates		—		—		(3,891)		—		—		(3,891)
Cash flow hedges		—		—		213		—		—		213

Total comprehensive income		—		—		7,688		1,001,544		(28,718)		980,514

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Others		—		13,779		—		39		(165,804)		(151,986)

Total transactions with shareholders		—		13,779		—		(231,772)		(165,804)		(383,797)

Balance at September 30, 2013	￦	1,931,758	￦	15,854,079	￦	302,830	￦	7,271,191	￦	—	￦	25,359,858

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2013 and 2012

		Nine-Month Period Ended September 30
(in millions of Korean won)	Note	2013		2012
Cash flows from operating activities
Profit for the period		￦	1,004,740	￦	1,625,021

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(22,265)		(301,433)
Net loss(gain) on derivative financial instruments for hedging purposes			14,278		(12,548)
Adjustment of fair value of derivative financial instruments			2,109		(62,402)
Provision for credit loss			1,131,933		1,128,727
Net loss(gain) on financial investments			13,566		81,016
Share of loss(profit) of associates			103,636		(19,264)
Depreciation and amortization expense			204,049		235,771
Other net losses on property and equipment/intangible assets			5,667		363
Share-based payments			8,646		12,191
Policy reserve appropriation			574,922		1,142,797
Post-employment benefits			130,683		119,784
Net interest expense			146,389		160,260
Loss(gains) on foreign currency translation			21,112		61,347
Net other expense(income)			(8,979)		32,925

			2,325,746		2,579,534

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			449,336		(348,590)
Derivative financial instruments			136,004		218,461
Loans			(6,441,499)		(6,171,128)
Deferred income tax assets			3,850		884
Other assets			(8,170,476)		(4,302,440)
Financial liabilities at fair value through profit or loss			(988,345)		199,282
Deposits			4,040,521		4,283,171
Deferred income tax liabilities			(65,347)		(87,672)
Other liabilities			6,337,114		4,350,543

			(4,698,842)		(1,857,489)

Net cash generated from (used in) operating activities			(1,368,356)		2,347,066

Cash flows from investing activities
Disposal of financial investments			16,826,492		18,468,325
Acquisition of financial investments			(14,923,747)		(19,141,786)
Decrease in investments in associates			19,965		16,236
Acquisition of investments in associates			(39,419)		(146,079)
Disposal of property and equipment			344		13,606
Acquisition of property and equipment			(307,257)		(99,649)
Disposal of intangible assets			1,997		4,235
Acquisition of intangible assets			(32,406)		(52,433)
Business combination, net of cash acquired			322,641		40,575
Others			1,652,512		368,694

Net cash provided by (used in) investing activities			3,521,122		(528,276)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(9,039)		43,465
Net increase(decrease) in debts			(1,630,190)		2,947,034
Increase in debentures			6,408,406		7,629,146
Decrease in debentures			(4,844,440)		(10,919,606)
Increase(decrease) in other payables from trust accounts			(147,090)		306,426
Dividends paid to shareholders of the parent company			(231,811)		(278,173)
Changes in interest in subsidiaries			(150,649)		—
Others			58,792		(9,458)

Net cash used in financing activities			(546,021)		(281,166)

Effect of exchange rate changes on cash and cash equivalents			45,080		11,348

Net increase in cash and cash equivalents			1,651,825		1,548,972
Cash and cash equivalents at the beginning of the period	37		6,587,305		4,751,661

Cash and cash equivalents at the end of the period	37	￦	8,239,130	￦	6,300,633

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012. The Group acquired Yehansoul Savings Bank Co., Ltd. in September 2013.

The Parent Company’s share capital as of September 30, 2013, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

Korean-IFRS (“K-IFRS”) are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board ("IASB") that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the nine-month period ended September 30, 2013, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of September 30, 2013.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Group are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Amendments to K-IFRS 1110, Consolidated Financial Statements

Amendment to K-IFRS 1110, Consolidated Financial Statements, requires an investment entity that meets specified conditions to measure its investments in subsidiaries at fair value through profit or loss, and need not present the consolidated financial statements. The amendment does not apply to a parent of an investment entity if the parent itself is not an investment entity. This amendment will be effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Amendments to K-IFRS 1032, Financial Instruments: Presentation

According to the amendment of K-IFRS 1032, Financial Instruments: Presentation, it is provided that a right to offset must be legally enforceable in all of the circumstances not being contingent on a future event, and if an entity can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment will be effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of the amended K-IFRS 1032 on its consolidated financial statements.

New standards, amendments and interpretations adopted by the Group for the financial year beginning January 1, 2013, are as follows:

K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Group applies presentation of items of other comprehensive income in accordance with the amendment retrospectively and restated the consolidated statement of comprehensive income for the three-month and nine-month period ended September 30, 2012. There is no effect on the Group's total comprehensive income for the retrospective application of change in accounting policy.

K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now changed to calculating net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Group applies the accounting policy retroactively in accordance with the amended standards. The comparative consolidated statements of financial position and comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The effects of these changes in accounting policy on the statements of financial position as of September 30, 2013 and December 31, 2012, and on the statements of comprehensive income for the nine-month periods ended September 30, 2013 and 2012, are as follows:

Effects on Consolidated Statements of Financial Position

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Increase in net defined benefit liabilities	￦	9,284	￦	9,820
Decrease in deferred income tax liabilities		2,247		2,377
Decrease in accumulated other comprehensive income		53,126		53,507
Increase in retained earnings		46,089		46,064

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Decrease in general and administrative expenses	￦	3	￦	74,988
Increase in income tax		1		18,152
Increase(decrease) in other comprehensive income		407		(56,836)

(In Korean won)
Increase in earnings per share		—		147
Increase in diluted earnings per share		—		147

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Group decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values. The application of this amendment does not have a material impact on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and SIC-12, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

In accordance with transition of K-IFRS 1110, the financial statements for earlier comparative periods are restated to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting.

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Group decided to consolidate nine trusts, including personal pension trusts and 12 structured entities, including KH First Co., Ltd., and exclude five companies, including KB-Glenwood Private Equity Fund 1.

According to K-IFRS 1110, the Group consolidates nine trusts, including personal pension trusts because it has power as a trustee, exposure to variable returns because the Group guarantees repayment of principal, if the trust property is less than the principal, and the ability to use power to affect its amount of variable returns. According to K-IFRS 1110, the Group consolidates 12 structured entities, including KH First Co., Ltd., because it has power over their activities, exposure to variable returns and the ability to use power to affect its amount of variable returns. According to K-IFRS 1110, the Group decided to exclude five companies, including KB-Glenwood Private Equity Fund 1, because, although it has power over the relevant activities, it is not exposed to variable returns.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Changes in subsidiaries due to the adoption of K-IFRS 1110:

	Investor	Investee	Ownership(%)	Location	Industry
Included	Kookmin Bank	Personal pension trusts and 8 other trusts	—	Korea	Trust
Included	Kookmin Bank	KH First Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Taejon Samho The First Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Prince DCM Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment
Included	Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment
Included	Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment
Included	Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment
Included	Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment
Included	Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment
Included	Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment
Included	KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization and others
Excluded	KB Investment & Securities Co., Ltd.	KB-Glenwood Private Equity Fund 1	0.03	Korea	Capital investment
Excluded	KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Capital investment
Excluded	Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Electronic product manufacturing
Excluded	KB Investment Co., Ltd.	NPS KBIC Private Equity Fund No. 1	2.56	Korea	Capital investment
Excluded	KB Investment Co., Ltd.	KBIC Private Equity Fund No. 3	2.00	Korea	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Effect on the financial statements by accounting changes:

Consolidated Statement of Financial Position

(In millions of Korean won)	Dec. 31, 2012
	Before		Adjustment		After
Assets
Cash and due from financial institutions	￦	10,568,350	￦	24,255	￦	10,592,605
Financial assets at fair value through profit or loss		6,299,194		3,260,525		9,559,719
Derivative financial assets		2,024,784		66,501		2,091,285
Loans		212,716,251		928,540		213,644,791
Financial investments		36,897,139		(429,787)		36,467,352
Investments in associates		1,035,205		(100,564)		934,641
Property and equipment		3,103,597		(3,204)		3,100,393
Investment property		52,974		—		52,974
Intangible assets		500,023		(6,892)		493,131
Deferred income tax assets		18,432		—		18,432
Assets held for sale		35,412		—		35,412
Other assets		8,755,217		5,102		8,760,319

Total assets	￦	282,006,578	￦	3,744,476	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851,135	￦	—	￦	1,851,135
Derivative financial liabilities		2,068,813		(14,071)		2,054,742
Deposits		194,403,279		2,942,926		197,346,205
Debts		15,969,522		(4,064)		15,965,458
Debentures		24,131,770		138,442		24,270,212
Provisions		669,729		—		669,729
Net defined benefit liabilities		84,977		(1,254)		83,723
Current income tax liabilities		264,666		—		264,666
Deferred income tax liabilities		127,592		26,711		154,303
Other liabilities		17,738,498		589,242		18,327,740

Total liabilities		257,309,981		3,677,932		260,987,913

Equity
Equity attributable to shareholders of the parent company		24,502,075		66,544		24,568,619
Non-controlling interests		194,522		—		194,522

Total equity		24,696,597		66,544		24,763,141

Total liabilities and equity	￦	282,006,578	￦	3,744,476	￦	285,751,054

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Consolidated Statement of Comprehensive Income

(In millions of Korean won)	Sep. 30, 2012
	Before		Adjustment		After
Interest income	￦	10,733,476	￦	36,618	￦	10,770,094
Interest expense		(5,368,859)		(113,481)		(5,482,340)

Net interest income		5,364,617		(76,863)		5,287,754

Fee and commission income		2,098,485		(19,997)		2,078,488
Fee and commission expense		(900,669)		(790)		(901,459)

Net fee and commission income		1,197,816		(20,787)		1,177,029

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		705,690		144,890		850,580

Net other operating income(loss)		(1,047,572)		(56,348)		(1,103,920)

General and administrative expenses		(2,931,559)		7,298		(2,924,261)

Operating profit before provision for credit losses		3,288,992		(1,810)		3,287,182

Provision for credit losses		(1,129,613)		886		(1,128,727)

Net operating profit(loss)		2,159,379		(924)		2,158,455

Share of profit of associates		20,793		(1,529)		19,264
Net other non-operating income(expense)		(58,041)		6,970		(51,071)

Net non-operating profit(loss)		(37,248)		5,441		(31,807)

Profit before income tax		2,122,131		4,517		2,126,648

Income tax expense		(500,196)		(1,431)		(501,627)

Profit for the period		1,621,935		3,086		1,625,021

Other comprehensive income(loss) for the period, net of tax		172,955		(1,692)		171,263

Total comprehensive income for the period	￦	1,794,890	￦	1,394	￦	1,796,284

Profit for the period attributable to:
Shareholders of the parent company	￦	1,617,583	￦	3,076	￦	1,620,659
Non-controlling interests		4,352		10		4,362

	￦	1,621,935	￦	3,086	￦	1,625,021

Total comprehensive income for the period attributable to:
Shareholders of the parent company	￦	1,769,762	￦	1,395	￦	1,771,157
Non-controlling interests		25,128		(1)		25,127

	￦	1,794,890	￦	1,394	￦	1,796,284

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Consolidated Statement of Cash Flows

(In millions of Korean won)	Sep. 30, 2012
	Before		Adjustment		After
Cash flows from operating activities
Profit for the period	￦	1,621,935	￦	3,086	￦	1,625,021

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(256,893)		(44,540)		(301,433)
Net loss(gain) on derivative financial instruments for hedging purposes		(12,548)		—		(12,548)
Adjustment of fair value of derivative financial instruments		(62,402)		—		(62,402)
Provision for credit loss		1,129,613		(886)		1,128,727
Net loss(gain) on financial investments		77,772		3,244		81,016
Share of loss(profit) of associates		(20,793)		1,529		(19,264)
Depreciation and amortization expense		235,906		(135)		235,771
Other net losses on property and equipment/intangible assets		363		—		363
Share-based payments		12,191		—		12,191
Policy reserve appropriation		1,142,797		—		1,142,797
Post-employment benefits		119,996		(212)		119,784
Net interest expense		160,260		—		160,260
Loss(gains) on foreign currency translation		61,347		—		61,347
Net other expense		50,596		(17,671)		32,925

		2,638,205		(58,671)		2,579,534

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		12,303		(360,893)		(348,590)
Derivative financial instruments		226,189		(7,728)		218,461
Loans		(6,231,479)		60,351		(6,171,128)
Deferred income tax assets		579		305		884
Other assets		(3,841,819)		(460,621)		(4,302,440)
Financial liabilities at fair value through profit or loss		199,282		—		199,282
Deposits		4,321,351		(38,180)		4,283,171
Deferred income tax liabilities		(89,739)		2,067		(87,672)
Other liabilities		3,976,298		374,245		4,350,543

		(1,427,035)		(430,454)		(1,857,489)

Net cash generated from (used in) operating activities		2,833,105		(486,039)		2,347,066

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Cash flows from investing activities
Disposal of financial investments		18,237,969		230,356		18,468,325
Acquisition of financial investments		(19,141,786)		—		(19,141,786)
Decrease in investments in associates		15,430		806		16,236
Acquisition of investments in associates		(145,445)		(634)		(146,079)
Disposal of property and equipment		10,540		3,066		13,606
Acquisition of property and equipment		(96,654)		(2,995)		(99,649)
Disposal of intangible assets		4,235		—		4,235
Acquisition of intangible assets		(52,709)		276		(52,433)
Business combination, net of cash acquired		40,575		—		40,575
Others		368,451		243		368,694

Net cash provided by (used in) investing activities		(759,394)		231,118		(528,276)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		43,465		—		43,465
Net increase in debts		2,945,529		1,505		2,947,034
Increase in debentures		7,393,714		235,432		7,629,146
Decrease in debentures		(10,684,074)		(235,532)		(10,919,606)
Increase in other payables from trust accounts		44,092		262,334		306,426
Dividends paid to shareholders of the parent company		(278,173)		—		(278,173)
Others		(9,458)		—		(9,458)

Net cash provided by (used in) financing activities		(544,905)		263,739		(281,166)

Effect of exchange rate changes on cash and cash equivalents		11,348		—		11,348

Net increase in cash and cash equivalents		1,540,154		8,818		1,548,972
Cash and cash equivalents at the beginning of the year		4,740,804		10,857		4,751,661

Cash and cash equivalents at the end of the period	￦	6,280,958	￦	19,675	￦	6,300,633

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture. The adoption of K-IFRS 1111 would not have an impact on the accounting requirements of the Group.

K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, an associate, a joint arrangement and an unconsolidated structured entity.

K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The enactment does not have a material impact on the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments disclosed in Note 2 and the following paragraph.

3.1 Income tax expense for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-statement of financial position items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank which is the main subsidiary, its loan analysis department, which is independent from the sales department, is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Financial assets
Due from financial institutions	￦	11,123,876	￦	7,742,497
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		7,180,500		8,331,454
Financial assets designated at fair value through profit or loss		225,662		192,607
Derivatives		1,805,516		2,091,285
Loans		218,803,586		213,644,791
Financial investments
Available-for-sale financial assets		20,379,754		21,737,240
Held-to-maturity financial assets		12,137,631		12,255,806
Other financial assets		12,070,252		7,569,596

		283,726,777		273,565,276

Off-balance items
Acceptances and guarantees contracts		10,044,300		9,418,281
Financial guarantee contracts		2,247,841		1,509,269
Commitments		94,559,372		94,069,169

		106,851,513		104,996,719

	￦	390,578,290	￦	378,561,995

[1]	Financial instruments indexed to the price of gold amounting to ￦ 41,041 million and ￦ 39,839 million as of September 30, 2013 and December 31, 2012, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Loans are classified as follows:

(In millions of Korean won)	Sep. 30, 2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	103,992,342	97.54	￦	101,010,932	96.95	￦	10,823,680	94.60	￦	215,826,954	97.11
Past due but not impaired		1,416,829	1.33		503,764	0.48		397,588	3.47		2,318,181	1.04
Impaired		1,206,628	1.13		2,677,495	2.57		220,707	1.93		4,104,830	1.85

		106,615,799	100.00		104,192,191	100.00		11,441,975	100.00		222,249,965	100.00

Allowances[1]		(627,130)	0.59		(2,423,864)	2.33		(395,385)	3.46		(3,446,379)	1.55

Carrying amount	￦	105,988,669		￦	101,768,327		￦	11,046,590		￦	218,803,586

(In millions of Korean won)	Dec. 31, 2012
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,663,733	97.26	￦	98,673,368	97.18	￦	11,353,316	95.61	￦	210,690,417	97.13
Past due but not impaired		1,656,088	1.60		478,035	0.47		399,778	3.37		2,533,901	1.17
Impaired		1,184,820	1.14		2,383,555	2.35		120,757	1.02		3,689,132	1.70

		103,504,641	100.00		101,534,958	100.00		11,873,851	100.00		216,913,450	100.00

Allowances[1]		(687,851)	0.66		(2,251,318)	2.22		(329,490)	2.77		(3,268,659)	1.51

Carrying Amount	￦	102,816,790		￦	99,283,640		￦	11,544,361		￦	213,644,791

[1]	Collectively assessed allowances for loans are included because they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	87,137,396	￦	40,701,905	￦	5,354,389	￦	133,193,690
Grade 2		12,746,173		44,366,470		3,897,310		61,009,953
Grade 3		3,158,326		12,518,686		1,325,691		17,002,703
Grade 4		623,823		2,640,506		122,399		3,386,728
Grade 5		326,624		783,365		123,891		1,233,880

	￦	103,992,342	￦	101,010,932	￦	10,823,680	￦	215,826,954

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Grade 1	￦	83,028,229	￦	38,723,278	￦	5,674,508	￦	127,426,015
Grade 2		13,894,242		40,862,205		3,871,593		58,628,040
Grade 3		2,574,463		15,395,220		1,568,939		19,538,622
Grade 4		766,998		3,429,806		153,906		4,350,710
Grade 5		399,801		262,859		84,370		747,030

	￦	100,663,733	￦	98,673,368	￦	11,353,316	￦	210,690,417

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	Sep. 30, 2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,144,006	￦	178,740	￦	94,011	￦	72	￦	1,416,829
Corporate		364,088		67,928		71,748		—		503,764
Credit card		304,724		45,524		40,570		6,770		397,588

	￦	1,812,818	￦	292,192	￦	206,329	￦	6,842	￦	2,318,181

(In millions of Korean won)	Dec. 31, 2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,344,412	￦	223,858	￦	87,736	￦	82	￦	1,656,088
Corporate		322,516		125,503		28,153		1,863		478,035
Credit card		293,863		57,325		47,698		892		399,778

	￦	1,960,791	￦	406,686	￦	163,587	￦	2,837	￦	2,533,901

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Impaired loans are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,206,628	￦	2,677,495	￦	220,707	￦	4,104,830

Allowances
Individual assessment		(2)		(939,395)		—		(939,397)
Collective assessment		(409,651)		(237,304)		(140,324)		(787,279)

		(409,653)		(1,176,699)		(140,324)		(1,726,676)

	￦	796,975	￦	1,500,796	￦	80,383	￦	2,378,154

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Loans	￦	1,184,820	￦	2,383,555	￦	120,757	￦	3,689,132

Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,891)		(236,062)		(72,373)		(760,326)

		(451,891)		(997,625)		(72,373)		(1,521,889)

	￦	732,929	￦	1,385,930	￦	48,384	￦	2,167,243

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of September 30, 2013 and December 31, 2012, follows:

(In millions of Korean won)	Sep. 30, 2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	24,845	￦	249,216	￦	296,593	￦	30,749,785	￦	31,320,439
Deposits and savings		339		33,181		45,342		2,327,169		2,406,031
Property and equipment		4,237		5,632		1,045		1,354,821		1,365,735
Real estate		528,039		672,424		1,081,709		113,375,318		115,657,490

	￦	557,460	￦	960,453	￦	1,424,689	￦	147,807,093	￦	150,749,695

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,867		62,484		2,690,164		2,772,715
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,800		1,201,141		109,197,591		111,207,275

	￦	367,231	￦	685,462	￦	1,591,184	￦	138,490,900	￦	141,134,777

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Securities that are neither past due nor impaired	￦	39,868,290	￦	42,464,823
Impaired securities		14,216		12,445

	￦	39,882,506	￦	42,477,268

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	6,019,332	￦	1,100,920	￦	19,207	￦	—	￦	—	￦	7,139,459
Financial assets designated at fair value through profit or loss		113,968		109,853		1,841		—		—		225,662
Available-for-sale financial assets		19,465,640		811,589		88,309		—		—		20,365,538
Held-to-maturity financial assets		12,137,631		—		—		—		—		12,137,631

	￦	37,736,571	￦	2,022,362	￦	109,357	￦	—	￦	—	￦	39,868,290

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	7,590,634	￦	671,544	￦	29,437	￦	—	￦	—	￦	8,291,615
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,027,165		81,162		56		—		21,724,796
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

	￦	40,547,280	￦	1,806,888	￦	110,599	￦	56	￦	—	￦	42,464,823

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by three foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	106,516,899	￦	102,171,083	￦	11,439,564	￦	220,127,546	99.05	￦	(3,367,269)	￦	216,760,277
Europe		5		108,311		537		108,853	0.05		(271)		108,582
China		254		610,148		219		610,621	0.27		(15,665)		594,956
Japan		6,509		693,304		333		700,146	0.32		(60,946)		639,200
U.S.		—		392,607		667		393,274	0.18		(515)		392,759
Others		92,132		216,738		655		309,525	0.13		(1,713)		307,812

Total	￦	106,615,799	￦	104,192,191	￦	11,441,975	￦	222,249,965	100.00	￦	(3,446,379)	￦	218,803,586

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,432,668	￦	99,682,434	￦	11,871,321	￦	214,986,423	99.11	￦	(3,249,850)	￦	211,736,573
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S.		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,504,641	￦	101,534,958	￦	11,873,851	￦	216,913,450	100.00	￦	(3,268,659)	￦	213,644,791

The details of the Group’s corporate loans by industry as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,363,007	9.95	￦	(56,188)	￦	10,306,819
Manufacturing		32,404,061	31.10		(1,021,410)		31,382,651
Service		38,318,571	36.78		(563,278)		37,755,293
Wholesale & Retail		14,488,537	13.91		(220,786)		14,267,751
Construction		4,955,933	4.76		(514,879)		4,441,054
Public sector		639,395	0.61		(7,001)		632,394
Others		3,022,687	2.89		(40,322)		2,982,365

	￦	104,192,191	100.00	￦	(2,423,864)	￦	101,768,327

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,291,052	7.18	￦	(11,139)	￦	7,279,913
Manufacturing		31,319,746	30.85		(931,442)		30,388,304
Service		38,649,492	38.07		(477,560)		38,171,932
Wholesale & Retail		15,124,459	14.90		(230,865)		14,893,594
Construction		4,688,691	4.62		(528,284)		4,160,407
Public sector		520,422	0.51		(7,076)		513,346
Others		3,941,096	3.87		(64,952)		3,876,144

	￦	101,534,958	100.00	￦	(2,251,318)	￦	99,283,640

The details of the Group’s retail and credit card loans by type as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	45,398,855	38.45	￦	(95,948)	￦	45,302,907
General purpose		61,216,944	51.86		(531,182)		60,685,762
Credit card		11,441,975	9.69		(395,385)		11,046,590

	￦	118,057,774	100.00	￦	(1,022,515)	￦	117,035,259

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,876,955	38.90	￦	(109,490)	￦	44,767,465
General purpose		58,627,686	50.81		(578,361)		58,049,325
Credit card		11,873,851	10.29		(329,490)		11,544,361

	￦	115,378,492	100.00	￦	(1,017,341)	￦	114,361,151

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	2,628,910	36.82
Banking and Insurance		3,459,794	48.46
Others		1,050,755	14.72

		7,139,459	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		225,662	100.00

		225,662	100.00

Derivative financial assets
Government and government funded institutions		20,915	1.16
Banking and Insurance		1,595,439	88.36
Others		189,162	10.48

		1,805,516	100.00

Available-for-sale financial assets
Government and government funded institutions		10,507,794	51.56
Banking and Insurance		7,792,037	38.23
Others		2,079,923	10.21

		20,379,754	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,874,498	81.35
Banking and Insurance		1,440,342	11.87
Others		822,791	6.78

		12,137,631	100.00

	￦	41,688,022

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,225,970	38.91
Banking and Insurance		4,038,097	48.70
Others		1,027,548	12.39

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.40
Banking and Insurance		1,857,366	88.81
Others		204,683	9.79

		2,091,285	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.64
Banking and Insurance		8,879,741	40.85
Others		2,502,344	11.51

		21,737,240	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.41
Banking and Insurance		1,593,713	13.00
Others		807,102	6.59

		12,255,806	100.00

	￦	44,568,553

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Amount		%
Financial assets held for trading
Korea	￦	7,099,546	99.44
Others		39,913	0.56

		7,139,459	100.00

Financial assets designated at fair value through profit or loss
Korea		209,459	92.82
Others		16,203	7.18

		225,662	100.00

Derivative financial assets
Korea		614,625	34.04
United States		313,117	17.34
Others		877,774	48.62

		1,805,516	100.00

Available-for-sale financial assets
Korea		20,330,994	99.76
Others		48,760	0.24

		20,379,754	100.00

Held-to-maturity financial assets
Korea		12,137,631	100.00

		12,137,631	100.00

	￦	41,688,022

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Amount		%
Financial assets held for trading
Korea	￦	8,291,615	100.00

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

		192,607	100.00

Derivative financial assets
Korea		705,318	33.73
United States		366,827	17.54
Others		1,019,140	48.73

		2,091,285	100.00

Available-for-sale financial assets
Korea		21,560,009	99.18
United States		176,394	0.81
Others		837	0.01

		21,737,240	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

		12,255,806	100.00

	￦	44,568,553

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in banks and insurance companies that have high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off- statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-statement of financial position items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	7,321,660	￦	903,506	￦	204,889	￦	346,592	￦	76,832	￦	56,584	￦	8,910,063
Financial assets held for trading[2]		8,624,847		—		—		—		—		—		8,624,847
Financial assets designated at fair value through profit or loss[2]		454,995		—		—		—		—		35,318		490,313
Derivatives held for trading[2]		1,660,342		—		—		—		—		—		1,660,342
Derivatives held for fair value hedging[3]		—		(2,425)		(4,901)		33,249		114,619		147,899		288,441
Loans		140,937		24,473,187		23,521,752		76,387,223		57,672,832		81,009,263		263,205,194
Available-for-sale financial assets[4]		2,354,267		666,325		1,651,790		4,381,607		13,570,816		2,205,934		24,830,739
Held-to-maturity financial assets		—		485,642		570,090		3,009,214		8,332,234		1,225,052		13,622,232
Other financial assets		9,028		10,161,280		33,294		1,365,519		9,241		2,278		11,580,640

	￦	20,566,076	￦	36,687,515	￦	25,976,914	￦	85,523,404	￦	79,776,574	￦	84,682,328	￦	333,212,811

Financial liabilities
Financial liabilities held for trading[2]	￦	107,311	￦	—	￦	—	￦	—	￦	—	￦	—	￦	107,311
Financial liabilities designated at fair value through profit or loss[2]		797,263		—		—		—		—		—		797,263
Derivatives held for trading[2]		1,688,149				—		—		—		—		1,688,149
Derivatives held for fair value hedging[3]		—		1,267		(14,086)		181,050		4,886		(2,438)		170,679
Deposits[5]		71,292,791		17,810,868		26,598,656		80,234,725		8,545,017		2,425,804		206,907,861
Debts		113,279		3,425,832		1,989,949		4,612,382		4,141,203		530,906		14,813,551
Debentures		19,046		946,020		551,520		9,232,644		14,033,919		5,144,839		29,927,988
Other financial liabilities		173,077		13,721,742		15,433		70,029		180,357		495,606		14,656,244

	￦	74,190,916	￦	35,905,729	￦	29,141,472	￦	94,330,830	￦	26,905,382	￦	8,594,717	￦	269,069,046

Off-balance sheet items
Commitments[6]	￦	94,559,372	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,559,372
Financial guarantee contracts[7]		2,247,841		—		—		—		—		—		2,247,841

	￦	96,807,213	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,807,213

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,953,114	￦	586,856	￦	75,523	￦	187,260	￦	—	￦	136,584	￦	6,939,337
Financial assets held for trading[2]		9,207,629		—		—		—		—		—		9,207,629
Financial assets designated at fair value through profit or loss[2]		352,090		—		—		—		—		—		352,090
Derivatives held for trading[2]		1,907,774		—		—		—		—		—		1,907,774
Derivatives held for fair value hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		270,630		22,283,867		24,831,094		76,258,158		57,820,640		78,541,113		260,005,502
Available-for-sale financial assets[4]		1,614,088		1,144,862		1,657,669		4,867,428		13,426,354		3,246,902		25,957,303
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		22,856		5,522,950		14,040		1,560,953		5,843		1,853		7,128,495

	￦	19,328,181	￦	29,688,082	￦	26,942,160	￦	85,417,511	￦	80,131,534	￦	84,282,304	￦	325,789,772

Financial liabilities
Financial liabilities held for trading[2]	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss[2]		469,138		—		—		—		—		—		469,138
Derivatives held for trading[2]		1,854,216		—		—		—		—		—		1,854,216
Derivatives held for fair value hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits[5]		67,380,045		16,409,143		29,419,363		79,230,974		8,388,915		2,233,375		203,061,815
Debts		273,586		3,854,683		2,934,083		5,671,408		2,879,533		662,557		16,275,850
Debentures		24,659		1,384,530		1,028,779		3,577,851		18,220,238		4,020,164		28,256,221
Other financial liabilities		14,374		7,056,273		8,624		75,325		8,831		22,041		7,185,468

	￦	71,398,015	￦	28,730,670	￦	33,390,852	￦	88,554,102	￦	29,687,130	￦	6,940,533	￦	258,701,302

Off-balance sheet items
Commitments[6]	￦	94,069,169	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,069,169
Financial guarantee contracts[7]		1,509,269		—		—		—		—		—		1,509,269

	￦	95,578,438	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,578,438

[1]	The amounts of ￦ 5,302,860 million and ￦ 3,647,285 million which are restricted amounts due from the financial institutions as of September 30, 2013 and December 31, 2012, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in contractual maturity.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be lifted.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]	Commitments are included in the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,769	￦	5,570	￦	241,723	￦	151,585	￦	—	￦	402,647
To be paid		(4,592)		(7,389)		(248,430)		(152,424)		—		(412,835)

(In millions of Korean won)	Dec. 31, 2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method:

The Group used a daily VaR measure, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio's value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio's value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of September 30, 2013 and December 31, 2012, are as follows:

Kookmin Bank

	Sep. 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	15,430	￦	7,428	￦	23,248	￦	20,168
Stock price risk		3,955		1,815		7,114		3,350
Foreign exchange rate risk		9,321		6,993		13,589		9,199
Deduction of diversification effect		—		—		—		(12,499)

Total VaR	￦	16,746	￦	10,868	￦	21,717	￦	20,218

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending[1]
Interest rate risk	￦	20,173	￦	8,379	￦	29,329	￦	8,379
Stock price risk		4,215		467		8,745		4,865
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,710)

Total VaR	￦	20,685	￦	10,637	￦	28,717	￦	11,735

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of December.

KB Investment & Securities Co., Ltd.

	Sep. 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	2,734	￦	160	￦	6,825	￦	1,568
Stock price risk		2,202		507		6,244		1,168
Foreign exchange rate risk		546		24		1,311		1,078
Deduction of diversification effect		—		—		—		(1,962)

Total VaR	￦	3,713	￦	589	￦	8,908	￦	1,852

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

[1]	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of December.

KB Life Insurance Co., Ltd.

	Sep. 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	264	￦	157	￦	425	￦	425
Deduction of diversification effect		—		—		—		—

Total VaR	￦	264	￦	157	￦	425	￦	425

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

KB Investment Co., Ltd.

	Sep. 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	40	￦	30	￦	53	￦	46
Deduction of diversification effect		—		—		—		—

Total VaR	￦	40	￦	30	￦	53	￦	46

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of September 30, 2013 and December 31, 2012, is as follows:

Kookmin Bank

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Interest rate risk	￦	416	￦	1,673
Stock price risk		165		4,567
Foreign exchange rate risk		9,162		9,081

	￦	9,743	￦	15,321

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Interest rate risk	￦	2,740	￦	4,607
Stock price risk		4,444		3,224

	￦	7,184	￦	7,831

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Stock price risk	￦	7	￦	13

	￦	7	￦	13

KB Investment Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Stock price risk	￦	1,573	￦	1,385

	￦	1,573	￦	1,385

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest rate gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The results of the interest rate gap analysis by subsidiary as of September 30, 2013 and December 31, 2012, are as follows:

Kookmin Bank

(In millions of Korean won)	Sep. 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	93,883,615	￦	43,433,911	￦	47,049,528	￦	23,383,025	￦	15,028,731	￦	222,778,810
Interest-bearing liabilities in Korean won		89,213,466		38,483,506		52,425,036		20,710,178		17,575,688		218,407,874

Gap	￦	4,670,149	￦	4,950,405	￦	(5,375,508)	￦	2,672,847	￦	(2,546,957)	￦	4,370,936

Accumulated gap		4,670,149		9,620,554		4,245,046		6,917,893		4,370,936

Percentage (%)		2.10		4.32		1.91		3.11		1.96
Interest-bearing assets in foreign currencies	￦	10,760,326	￦	1,823,176	￦	811,266	￦	378,930	￦	265,390	￦	14,039,088
Interest-bearing liabilities in foreign currencies		9,922,456		2,749,238		1,946,677		306,628		140,866		15,065,865

Gap	￦	837,870	￦	(926,062)	￦	(1,135,411)	￦	72,302	￦	124,524	￦	(1,026,777)

Accumulated gap		837,870		(88,192)		(1,223,603)		(1,151,301)		(1,026,777)

Percentage (%)		5.97		(0.63)		(8.72)		(8.20)		(7.31)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	92,032,100	￦	50,782,044	￦	36,993,573	￦	23,435,855	￦	16,535,527	￦	219,779,099
Interest-bearing liabilities in Korean won		92,375,407		35,360,716		49,686,942		22,184,737		15,961,186		215,568,988

Gap	￦	(343,307)	￦	15,421,328	￦	(12,693,369)	￦	1,251,118	￦	574,341	￦	4,210,111

Accumulated gap		(343,307)		15,078,021		2,384,652		3,635,770		4,210,111

Percentage (%)		(0.16)		6.86		1.09		1.65		1.92
Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	4,027,077	￦	1,152,384	￦	1,463,476	￦	4,864,674	￦	3,022,056	￦	14,529,667
Interest-bearing liabilities in Korean won		1,205,000		550,000		1,345,120		4,631,560		2,237,000		9,968,680

Gap	￦	2,822,077	￦	602,384	￦	118,356	￦	233,114	￦	785,056	￦	4,560,987

Accumulated gap		2,822,077		3,424,461		3,542,817		3,775,931		4,560,987

Percentage (%)		19.42		23.57		24.38		25.99		31.39

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	549,298	￦	114,470	￦	198,034	￦	183,700	￦	1,818	￦	1,047,320
Interest-bearing liabilities in Korean won		439,422		—		—		—		—		439,422

Gap	￦	109,876	￦	114,470	￦	198,034	￦	183,700	￦	1,818	￦	607,898

Accumulated gap		109,876		224,346		422,380		606,080		607,898

Percentage (%)		10.49		21.42		40.33		57.87		58.04
Interest-bearing assets in foreign currencies	￦	6,491	￦	—	￦	—	￦	—	￦	—	￦	6,491
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	6,491	￦	—	￦	—	￦	—	￦	—	￦	6,491

Accumulated gap		6,491		6,491		6,491		6,491		6,491

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87
Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	255,898	￦	121,444	￦	497,908	￦	1,305,573	￦	2,260,418	￦	4,441,241
Interest-bearing liabilities in Korean won		23,505		70,893		4,687,940		11,401		548,507		5,342,246

Gap	￦	232,393	￦	50,551	￦	(4,190,032)	￦	1,294,172	￦	1,711,911	￦	(901,005)

Accumulated gap		232,393		282,944		(3,907,088)		(2,612,916)		(901,005)

Percentage (%)		5.23		6.37		(87.97)		(58.83)		(20.29)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

KB Savings Bank Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	185,930	￦	76,114	￦	46,900	￦	105,318	￦	39,515	￦	453,777
Interest-bearing liabilities in Korean won		129,009		62,904		231,530		27,171		1,511		452,125

Gap	￦	56,921	￦	13,210	￦	(184,630)	￦	78,147	￦	38,004	￦	1,652

Accumulated gap		56,921		70,131		(114,499)		(36,352)		1,652

Percentage (%)		12.54		15.45		(25.23)		(8.01)		0.36

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

Yehansoul Savings Bank Co., Ltd.

(In millions of Korean won)	Sep. 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	293,477	￦	19,569	￦	884	￦	4,513	￦	30,971	￦	349,414
Interest-bearing liabilities in Korean won		231,586		49,166		55,995		9,323		112		346,182

Gap	￦	61,891	￦	(29,597)	￦	(55,111)	￦	(4,810)	￦	30,859	￦	3,232

Accumulated gap		61,891		32,294		(22,817)		(27,627)		3,232

Percentage (%)		17.71		9.24		(6.53)		(7.91)		0.92

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of September 30, 2013 and December 31, 2012, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Kookmin Bank	￦	78,563	￦	177,418
KB Kookmin Card Co., Ltd.		69,806		41,867
KB Investment & Securities Co., Ltd.		7,979		5,525
KB Life Insurance Co., Ltd.		143,463		156,474
KB Savings Bank Co., Ltd.		3,534		2,224
Yehansoul Savings Bank Co., Ltd.		2,092		—

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	1,432,153	￦	142,187	￦	84,139	￦	10,153	￦	32,782	￦	96,656	￦	1,798,070
Financial assets held for trading		44,910		—		—		—		—		—		44,910
Financial assets designated at fair value through profit or loss		16,203		—		—		—		—		—		16,203
Derivatives held for trading		90,554		—		1,266		—		—		—		91,820
Derivatives held for hedging		12,580		—		—		—		—		—		12,580
Loans		10,048,023		1,574,782		512,324		70,413		658		216,515		12,422,715
Available-for-sale financial assets		761,785		11,013		—		—		—		2,408		775,206
Other financial assets		3,843,328		526,721		224,382		7,495		1		99,345		4,701,272

	￦	16,249,536	￦	2,254,703	￦	822,111	￦	88,061	￦	33,441	￦	414,924	￦	19,862,776

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	16,193	￦	—	￦	—	￦	—	￦	—	￦	—	￦	16,193
Derivatives held for trading		133,913		—		1,284		—		14		—		135,211
Derivatives held for hedging		318		—		—		—		—		—		318
Deposits		4,640,881		703,339		161,090		17,305		7,800		272,274		5,802,689
Debts		6,127,998		730,934		570,154		8,613		412		221,798		7,659,909
Debentures		2,236,697		258,077		205,974		—		—		152,332		2,853,080
Other financial liabilities		4,428,420		102,201		94,882		67,450		1,115		74,589		4,768,657

	￦	17,584,420	￦	1,794,551	￦	1,033,384	￦	93,368	￦	9,341	￦	720,993	￦	21,236,057

Off-balance sheet items	￦	16,510,590	￦	3,812	￦	4,862	￦	4,780	￦	2,232	￦	10,199	￦	16,536,475

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	867,448	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,236,806
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,941		21,313		17,315		1,109		—		1,504		670,182
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		528,529		51,020		100,883		1,388		—		109,452		791,272

	￦	11,338,105	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,036,418

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		2,006,660		550,037		249,668		—		—		355,381		3,161,746
Other financial liabilities		1,187,766		59,927		26,234		109,670		39		30,135		1,413,771

	￦	12,175,594	￦	2,986,865	￦	1,001,786	￦	159,658	￦	2,880	￦	865,537	￦	17,192,320

Off-balance sheet items	￦	15,818,548	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,841,391

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Group’s consolidated BIS ratio as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Equity Capital:	￦	27,886,469	￦	26,907,004
Tier I Capital		21,639,509		20,595,885
Tier II Capital		6,246,960		6,311,119
Risk-weighted assets:		193,737,114		193,510,143
Credit risk		188,712,039		187,465,230
Market risk		5,025,075		6,044,913
Capital adequacy ratio (%):		14.39		13.90
Tier I Capital (%)		11.17		10.64
Tier II Capital (%)		3.22		3.26

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Financial information by business segment for the nine-month period ended September 30, 2013, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,369,340	￦	1,870,572	￦	1,083,820	￦	4,323,732	￦	1,067,041	￦	88,056	￦	78,663	￦	101,873	￦	—	￦	5,659,365
Segment operating revenues(expenses)		6,807		(66,267)		231,920		172,460		(160,417)		3,883		(30,500)		94,755		(80,181)		—

	￦	1,376,147	￦	1,804,305	￦	1,315,740	￦	4,496,192	￦	906,624	￦	91,939	￦	48,163	￦	196,628	￦	(80,181)	￦	5,659,365

Net interest income		1,924,590		1,514,674		452,202		3,891,466		758,792		16,953		149,689		62,206		(1,638)		4,877,468
Interest income		3,332,709		3,614,333		1,073,545		8,020,587		1,042,659		30,273		149,692		79,333		(19,684)		9,302,860
Interest expense		(1,408,119)		(2,099,659)		(621,343)		(4,129,121)		(283,867)		(13,320)		(3)		(17,127)		18,046		(4,425,392)
Net fee and commission income		179,636		482,461		164,545		826,642		161,852		56,337		42		87,553		(848)		1,131,578
Fee and commission income		210,302		529,050		219,395		958,747		1,034,806		63,435		42		100,807		(184,026)		1,973,811
Fee and commission expense		(30,666)		(46,589)		(54,850)		(132,105)		(872,954)		(7,098)		—		(13,254)		183,178		(842,233)
Net gains on financial assets/ liabilities at fair value through profit or loss		351		(848)		496,636		496,139		—		17,723		12,117		18,823		(28)		544,774
Net other operating income(loss)		(728,430)		(191,982)		202,357		(718,055)		(14,020)		926		(113,685)		28,046		(77,667)		(894,455)
General and administrative expenses		(606,890)		(1,305,796)		(626,069)		(2,538,755)		(253,594)		(71,565)		(37,959)		(98,489)		41,838		(2,958,524)
Operating profit before provision for credit losses		769,257		498,509		689,671		1,957,437		653,030		20,374		10,204		98,139		(38,343)		2,700,841
Provision(reversal) for credit losses		(627,445)		(248,486)		4,443		(871,488)		(239,664)		(3,917)		(424)		(16,813)		373		(1,131,933)
Operating profit		141,812		250,023		694,114		1,085,949		413,366		16,457		9,780		81,326		(37,970)		1,568,908
Share of loss of associates		—		—		(106,105)		(106,105)		—		—		—		(73)		2,542		(103,636)
Net other non-operating income (expense)		324		—		(14,147)		(13,823)		(951)		(116)		(165)		184		(3,789)		(18,660)
Segment profit before income tax expense		142,136		250,023		573,862		966,021		412,415		16,341		9,615		81,437		(39,217)		1,446,612
Income tax expense		(38,097)		(76,771)		(204,587)		(319,455)		(96,738)		(4,571)		(2,237)		(18,356)		(515)		(441,872)
Profit for the period		104,039		173,252		369,275		646,566		315,677		11,770		7,378		63,081		(39,732)		1,004,740
Profit attributable to Shareholders of the parent entity		104,039		173,252		369,191		646,482		315,677		11,770		7,378		63,081		(42,844)		1,001,544
Profit attributable to Non-controlling interests		—		—		84		84		—		—		—		—		3,112		3,196
Total assets[1]		94,012,195		102,346,832		74,632,111		270,991,138		15,408,654		2,161,524		6,778,233		21,677,300		(20,058,399)		296,958,450
Total liabilities[1]		82,827,230		120,576,382		47,195,327		250,598,939		12,010,467		1,606,059		6,222,690		1,575,133		(414,696)		271,598,592

[1]	Amounts before intra-group transaction adjustments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Financial information by business segment for the nine-month period ended September 30, 20121, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,574,530	￦	2,389,167	￦	1,038,215	￦	5,001,912	￦	960,714	￦	112,589	￦	97,300	￦	38,928	￦	—	￦	6,211,443
Segment operating revenues(expenses)		7,292		(50,916)		249,654		206,030		(195,613)		4,749		(51,940)		134,608		(97,834)		—

	￦	1,581,822	￦	2,338,251	￦	1,287,869	￦	5,207,942	￦	765,101	￦	117,338	￦	45,360	￦	173,536	￦	(97,834)	￦	6,211,443

Net interest income		1,939,247		1,939,095		486,558		4,364,900		718,711		14,347		140,262		54,035		(4,501)		5,287,754
Interest income		3,938,843		4,327,916		1,230,266		9,497,025		1,031,560		29,044		140,147		95,782		(23,464)		10,770,094
Interest expense		(1,999,596)		(2,388,821)		(743,708)		(5,132,125)		(312,849)		(14,697)		115		(41,747)		18,963		(5,482,340)
Net fee and commission income		190,419		568,388		210,481		969,288		94,153		68,464		54		70,497		(25,427)		1,177,029
Fee and commission income		207,583		574,400		321,130		1,103,113		1,066,550		76,533		54		85,543		(253,305)		2,078,488
Fee and commission expense		(17,164)		(6,012)		(110,649)		(133,825)		(972,397)		(8,069)		—		(15,046)		227,878		(901,459)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		502		(10,850)		809,251		798,903		—		27,761		6,004		18,124		(212)		850,580
Net other operating income(loss)		(548,346)		(158,382)		(218,421)		(925,149)		(47,763)		6,766		(100,960)		30,880		(67,694)		(1,103,920)
General and administrative expenses		(597,473)		(1,269,538)		(633,732)		(2,500,743)		(261,034)		(90,951)		(32,879)		(96,627)		57,973		(2,924,261)
Operating profit before provision for credit losses		984,349		1,068,713		654,137		2,707,199		504,067		26,387		12,481		76,909		(39,861)		3,287,182
Provision(reversal) for credit losses		(568,360)		(305,321)		(14,992)		(888,673)		(244,321)		(3,344)		(487)		8,079		19		(1,128,727)
Operating profit		415,989		763,392		639,145		1,818,526		259,746		23,043		11,994		84,988		(39,842)		2,158,455
Share of profit of associates		—		—		29,042		29,042		—		—		—		(291)		(9,487)		19,264
Net other non-operating income (expense)		359		—		(46,956)		(46,597)		(2,897)		(964)		(453)		972		(1,132)		(51,071)
Segment profit before income tax expense		416,348		763,392		621,231		1,800,971		256,849		22,079		11,541		85,669		(50,461)		2,126,648
Income tax expense		(100,112)		(195,344)		(119,089)		(414,545)		(61,246)		(5,851)		(2,933)		(18,004)		952		(501,627)
Profit for the period		316,236		568,048		502,142		1,386,426		195,603		16,228		8,608		67,665		(49,509)		1,625,021
Profit attributable to Shareholders of the parent entity		316,236		568,048		501,819		1,386,103		195,603		16,228		8,608		67,665		(53,548)		1,620,659
Profit attributable to Non-controlling interests		—		—		323		323		—		—		—		—		4,039		4,362
Total assets[2]		93,143,686		100,591,642		67,311,525		261,046,853		14,046,174		3,317,139		5,987,928		24,145,671		(22,792,711)		285,751,054
Total liabilities[2]		84,489,904		115,521,270		41,018,121		241,029,295		10,966,541		2,771,392		5,594,727		5,933,848		(5,307,890)		260,987,913

[1]	Operating revenues by business segment for the nine-month period ended September 30, 2012, have been restated due to amendments to K-IFRS.
[2]	Amounts before intra-group transaction adjustments are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Banking service	￦	4,323,732	￦	5,001,912
Credit card service		1,067,041		960,714
Investment & securities service		88,056		112,589
Life insurance service		78,663		97,300
Other service		101,873		38,928

	￦	5,659,365	￦	6,211,443

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2013 and 2012, and major non-current assets as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012		Dec. 31, 2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	5,589,561	￦	3,599,975	￦	6,139,652	￦	3,574,205
Kazakhstan		—		20		—		—
United States		10,511		22		8,386		35
New Zealand		6,659		9,688		6,170		35
China		20,293		1,989		20,758		11,349
Japan		19,185		—		23,596		2,653
Argentina		5		349		6		—
Vietnam		2,366		—		782		429
Cambodia		4,182		382		2,863		546
Netherlands		—		11		—		—
England		6,603		—		9,230		16
Intra-group adjustment		—		67,355		—		57,230

	￦	5,659,365	￦	3,679,791	￦	6,211,443	￦	3,646,498

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair values of financial assets and liabilities as of September 30, 2013 and December 31, 2012, are as follows:

	Sep. 30, 2013				Dec. 31, 2012
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	14,138,204	￦	14,139,693	￦	10,592,605	￦	10,545,944
Financial assets held for trading
Debt securities		7,139,459		7,139,459		8,291,615		8,291,615
Equity securities		1,444,347		1,444,347		876,175		876,175
Others		41,041		41,041		39,839		39,839
Financial assets designated at fair value through profit or loss
Equity securities		229,333		229,333		159,483		159,483
Derivative-linked securities		260,980		260,980		192,607		192,607
Derivatives held for trading		1,660,342		1,660,342		1,907,774		1,907,774
Derivatives held for hedging		145,174		145,174		183,511		183,511
Loans		218,803,586		219,463,205		213,644,791		214,665,080
Available-for-sale financial assets
Debt securities		20,379,754		20,379,754		21,737,240		21,737,240
Equity securities		2,628,233		2,628,233		2,474,306		2,474,306
Held-to-maturity financial assets		12,137,631		12,583,918		12,255,806		12,837,009
Other financial assets		12,070,252		12,070,252		7,569,596		7,569,596

	￦	291,078,336	￦	292,185,731	￦	279,925,348	￦	281,480,179

Financial liabilities
Financial liabilities held for trading	￦	107,311	￦	107,311	￦	1,381,997	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		797,263		797,263		469,138		469,138
Derivatives held for trading		1,688,149		1,688,149		1,854,216		1,854,216
Derivatives held for hedging		167,429		167,429		200,526		200,526
Deposits		201,885,322		202,231,069		197,346,205		197,793,204
Debts		14,490,742		14,508,488		15,965,458		15,984,126
Debentures		25,798,932		27,071,755		24,270,212		25,762,049
Other financial liabilities		18,741,644		18,741,720		12,185,938		12,186,032

	￦	263,676,792	￦	265,313,184	￦	253,673,690	￦	255,631,288

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of September 30, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	Sep. 30, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,961,235	￦	4,178,224	￦	—	￦	7,139,459
Equity securities		350,081		1,094,266		—		1,444,347
Others		41,041		—		—		41,041
Financial assets designated at fair value through profit or loss
Equity securities		—		229,333		—		229,333
Derivative linked securities		—		10,007		250,973		260,980
Derivatives held for trading		576		1,627,900		31,866		1,660,342
Derivatives held for hedging		—		144,734		440		145,174
Available-for-sale financial assets[1]
Debt securities		10,629,514		9,743,889		6,351		20,379,754
Equity securities		920,585		263,130		1,444,518		2,628,233

	￦	14,903,032	￦	17,291,483	￦	1,734,148	￦	33,928,663

Financial liabilities
Financial liabilities held for trading	￦	107,311	￦	—	￦	—	￦	107,311
Financial liabilities designated at fair value through profit or loss		—		—		797,263		797,263
Derivatives held for trading		653		1,635,970		51,526		1,688,149
Derivatives held for hedging		—		160,095		7,334		167,429

	￦	107,964	￦	1,796,065	￦	856,123	￦	2,760,152

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,945,101	￦	4,346,514	￦	—	￦	8,291,615
Equity securities		449,268		426,907		—		876,175
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,858,150		46,785		1,907,774
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets[1]
Debt securities		10,351,980		11,379,670		5,590		21,737,240
Equity securities		793,362		208,195		1,472,749		2,474,306

	￦	15,582,389	￦	18,574,648	￦	1,705,513	￦	35,862,550

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,803,713		47,943		1,854,216
Derivatives held for hedging		—		191,226		9,300		200,526

	￦	1,384,557	￦	1,994,939	￦	526,381	￦	3,905,877

[1]	The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦ 143,446 million and ￦ 232,596 million as of September 30, 2013 and December 31, 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The valuation techniques and the inputs used in the fair value measurement classified as level 2

The fair value hierarchy of financial assets and liabilities measured at fair value in the statement of financial position as of September 30, 2013, is as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,178,224	DCF Model	Discount rate
Equity securities		1,094,266	DCF Model	Discount rate

		5,272,490

Financial assets designated at fair value through profit or loss
Equity securities		229,333	DCF Model	Discount rate
Derivative linked securities		10,007	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets

		239,340

Derivatives held for trading		1,627,900	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		144,734	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		9,743,889	DCF Model	Discount rate
Equity securities		263,130	DCF Model	Discount rate

		10,007,019

	￦	17,291,483

Financial liabilities
Derivatives held for trading	￦	1,635,970	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		160,095	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,796,065

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2013, is as follows:

(In millions of Korean won)	Sep. 30, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	3,013,821	￦	9,701,582	￦	1,424,290	￦	14,139,693
Loans		—		—		219,463,205		219,463,205
Held-to-maturity financial assets		3,562,672		9,021,246		—		12,583,918
Other financial assets[2]		—		—		12,070,252		12,070,252

	￦	6,576,493	￦	18,722,828	￦	232,957,747	￦	258,257,068

Financial liabilities
Deposits[1]	￦	—	￦	70,603,195	￦	131,627,874	￦	202,231,069
Debts[1]		—		42,280		14,466,208		14,508,488
Debentures		—		26,645,896		425,859		27,071,755
Other financial liabilities[2]		—		—		18,741,720		18,741,720

	￦	—	￦	97,291,371	￦	165,261,661	￦	262,553,032

[1]	The amounts included in level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The ￦ 12,070,252 million of other financial assets and ￦ 18,735,081 million of other financial liabilities included in level 3 are the carrying amounts which are reasonable approximation of fair values.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of September 30, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	￦	9,021,246	DCF Model	Discount rate
Financial liabilities
Debentures		26,645,896	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of September 30, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	￦	1,424,290	DCF Model	Credit spread, Other spread
Loans		219,463,205	DCF Model	Credit spread, Other spread, Prepayment rate

	￦	220,887,495

Financial liabilities
Deposits	￦	131,627,874	DCF Model	Other spread, Prepayment rate
Debts		14,466,208	DCF Model	Other spread
Debentures		425,859	DCF Model	Other spread, Implied default probability
Other financial liabilities		6,639	DCF Model	Other spread

	￦	146,526,580

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses the value of external, independent and qualified valuers or the value of internal valuation models to determine the fair value of the Group’s assets at the end of every financial year.

And, the Group’s policy is to deem to have occurred transfers between levels of the fair value hierarchy at the beginning of the reporting period in case the event of change in circumstances that caused the transfer.

6.2.2 Changes in Level 3 of the fair value hierarchy used in the valuation techniques based on unobservable assumption in the market

Changes in level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		—		5,747		167		(20,987)		(6,588)		267
- Other comprehensive income		—		—		38,229		—		—		—
Purchases		—		345,641		280,901		—		(5,332)		—
Sales		—		(278,039)		(60,967)		—		(2,055)		—
Issues		—		—		—		(792,573)		(3,945)		—
Settlements		—		—		—		485,435		(582)		(626)
Transfers into level 3		—		—		17,061		—		—		—
Transfers out of level 3		—		—		(302,861)		—		—		—

Ending balance	￦	—	￦	250,973	￦	1,450,869	￦	(797,263)	￦	(19,660)	￦	(6,894)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Sep. 30, 2012
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	574,687	￦	1,150,633	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
- Profit or loss		—		107,447		(18,882)		(137,931)		7,872		11,248
- Other comprehensive income		—		—		58,818		—		—		—
Purchases		—		127,107		107,508		—		39,688		—
Sales		(10,826)		(434,761)		(14,709)		—		(2,560)		—
Issues		—		—		—		(582,811)		(21,526)		—
Settlements		—		—		—		771,199		8,106		(11,621)
Transfers into level 3		—		—		5,150		—		—		—
Transfers out of level 3		—		(2,866)		—		—		—

Ending balance	￦	—	￦	374,480	￦	1,285,652	￦	(786,749)	￦	20,775	￦	(9,983)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	(21,828)	￦	434
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(9,408)		(5,786)

(In millions of Korean won)	Sep. 30, 2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	(22,612)	￦	(7,634)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(794)		(14,659)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs	Relationship of unobservable inputs to fair value
Financial assets
Derivative linked securities	￦	250,973	Monte Carlo Simulation, Closed Form, Hull and White Model	Price of the underlying asset, Interest rates, Dividend rate, Volatility of the underlying asset, Correlation between underlying asset, Discount rate	Volatility of the underlying asset Correlation between underlying asset Discount rate	11.38 ~ 41.50 -6.81 ~ 50.19 3.63	Favorable changes according to the volatility increases Favorable changes according to the correlation between underlying asset The lower discount rate, the higher the fair value
Derivatives held for trading		31,866	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets(index of stock prices), Dividend yield	Volatility of the underlying asset Correlation of the indexes of stock prices	3.4 ~ 45.12 11.00 ~ 61.52	Favorable changes according to the volatility increases Favorable changes according to the correlation increases
Derivatives held for hedging		440	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation of the underlying assets(Correlation between interest rate), Foreign exchange rate	Correlation between interest rate	16.25	Favorable changes according to the correlation increases
Available-for-sale financial assets		1,450,869	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Hull and White Model, FCFE Model

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company and others

					Growth rate Discount rate Volatility of interest rate Volatilities of real estate price liquidation value Discount rate of cash flows from rent	0.00 ~ 2.00 1.84 ~ 18.35 11.11 ~ 19.64 0.74 0.00 7.45

The higher the growth rate, the higher the fair value

The lower the discount rate, the higher the fair value

Favorable changes according to the volatility increases

The higher real estate price, the higher the fair value

The higher liquidation value, the higher the fair value

The lower the discount rate of cash flows, the higher the fair value

	￦	1,734,148

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	797,263	Monte Carlo Simulation, Closed Form	Price of the underlying asset, Interest rates, Volatility, Dividend rate, Correlation	Volatility of the underlying asset	11.38 ~ 41.76	Unfavorable changes according to the volatility increases
					Correlation between underlying asset	-6.81 ~ 60.10	Unfavorable changes according to the correlation between underlying asset
Derivatives held for trading		51,526	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model	Price of the underlying asset, Interest rate, Volatility of interest rate, Correlation of the underlying assets(index of stock prices), Dividend yield	Volatility of interest rate	11.11 ~ 45.12	Unfavorable changes according to the volatility increases
					Correlation of the indexes of stock prices	2.71 ~ 77.37	Unfavorable changes according to the correlation increases
Derivatives held for hedging		7,334	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.20~5.31	Unfavorable changes according to the volatility increases

	￦	856,123

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	￦	5,768	￦	(10,548)
Derivatives held for trading[2]		7,037		(6,958)
Available-for-sale financial assets
Debt securities[3]		76		(73)
Equity securities[4]		311,142		(114,812)

	￦	324,023	￦	(132,391)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	17,287	￦	(11,155)
Derivatives held for trading[2]		5,408		(5,919)
Derivatives held for hedging[2]		361		(348)

	￦	23,056	￦	(17,422)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	￦	953	￦	(1,888)
Derivatives held for trading[2]		8,047		(9,451)
Derivatives held for hedging[2]		197		(202)
Available-for-sale financial assets
Debt securities[3]		2,773		(2,731)
Equity securities[4]		402,284		(173,054)

	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	13,843	￦	(7,752)
Derivatives held for trading[2]		3,934		(4,321)
Derivatives held for hedging[2]		176		(169)

	￦	17,953	￦	(12,242)

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estate, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent(-1~1%) and volatilities of real estate price(-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Balance at the beginning of the period (A)	￦	8,652	￦	4,082
New transactions (B)		2,734		23,327
Amounts recognized in profit or loss during the period (C= a+b)		(5,534)		(10,234)
a. Amortization		(1,924)		(4,582)
b. Settlement		(3,610)		(5,652)

Balance at the end of the period (A+B+C)	￦	5,852	￦	17,175

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,138,204	￦	—	￦	—	￦	—	￦	14,138,204
Financial assets at fair value through profit or loss		8,624,847		490,313		—		—		—		—		9,115,160
Derivatives		1,660,342		—		—		—		—		145,174		1,805,516
Loans		—		—		218,803,586		—		—		—		218,803,586
Financial investments		—		—		—		23,007,987		12,137,631		—		35,145,618
Other financial assets		—		—		12,070,252		—		—		—		12,070,252

	￦	10,285,189	￦	490,313	￦	245,012,042	￦	23,007,987	￦	12,137,631	￦	145,174	￦	291,078,336

(In millions of Korean won)	Sep. 30, 2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	107,311	￦	797,263	￦	—	￦	—	￦	904,574
Derivatives		1,688,149		—		—		167,429		1,855,578
Deposits		—		—		201,885,322		—		201,885,322
Debts		—		—		14,490,742		—		14,490,742
Debentures		—		—		25,798,932		—		25,798,932
Other financial liabilities		—		—		18,741,644		—		18,741,644

	￦	1,795,460	￦	797,263	￦	260,916,640	￦	167,429	￦	263,676,792

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	December 31, 2012
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,592,605	￦	—	￦	—	￦	—	￦	10,592,605
Financial assets at fair value through profit or loss		9,207,629		352,090		—		—		—		—		9,559,719
Derivatives		1,907,774		—		—		—		—		183,511		2,091,285
Loans		—		—		213,644,791		—		—		—		213,644,791
Financial investments		—		—		—		24,211,546		12,255,806		—		36,467,352
Other financial assets		—		—		7,569,596		—		—		—		7,569,596

	￦	11,115,403	￦	352,090	￦	231,806,992	￦	24,211,546	￦	12,255,806	￦	183,511	￦	279,925,348

(In millions of Korean won)	December 31, 2012
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,854,216		—		—		200,526		2,054,742
Deposits		—		—		197,346,205		—		197,346,205
Debts		—		—		15,965,458		—		15,965,458
Debentures		—		—		24,270,212		—		24,270,212
Other financial liabilities		—		—		12,185,938		—		12,185,938

	￦	3,236,213	￦	469,138	￦	249,767,813	￦	200,526	￦	253,673,690

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

6.4 Offsetting financial assets and financial liabilities

The Group is subject to an enforceable master netting arrangement or similar agreement such as derivatives, sale and repurchase agreements.

The details of the Group’s recognized financial assets subject to enforceable master netting arrangement or similar agreement by type as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts		Non-offsetting amount				Net amount
					of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,585,398	￦	—	￦	1,585,398	￦	(1,189,521)	￦	(22,911)	￦	372,966
Derivatives held for hedging		145,174		—		145,174		(21,193)		—		123,981
Receivable spot exchange		8,062,207		—		8,062,207		(8,058,703)		—		3,504
Reverse repurchase, securities borrowing and similar agreements		4,530,415		—		4,530,415		(4,530,415)		—		—
Other financial instruments		17,260,580		(16,463,711)		796,869		—		—		796,869

	￦	31,583,774	￦	(16,463,711)	￦	15,120,063	￦	(13,799,832)	￦	(22,911)	￦	1,297,320

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts		Non-offsetting amount				Net amount
					of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,811,797	￦	—	￦	1,811,797	￦	(1,364,814)	￦	(28,624)	￦	418,359
Derivatives held for hedging		183,511		—		183,511		(32,716)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements		3,643,718		—		3,643,718		(3,539,647)		(104,071)		—
Other financial instruments		18,078,061		(15,757,167)		2,320,894		—		—		2,320,894

	￦	25,646,808	￦	(15,757,167)	￦	9,889,641	￦	(6,866,615)	￦	(132,695)	￦	2,890,331

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts		Non-offsetting amount				Net amount
					of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,675,326	￦	—	￦	1,675,326	￦	(1,113,756)	￦	—	￦	561,570
Derivatives held for hedging		167,429		—		167,429		(14,885)		—		152,544
Payable spot exchange		8,060,424		—		8,060,424		(8,058,703)		—		1,721
Reverse repurchase, securities lending and similar agreements		401,650		—		401,650		(401,650)		—		—
Other financial instruments		16,790,123		(16,463,711)		326,412		(160,344)		—		166,068

	￦	27,094,952	￦	(16,463,711)	￦	10,631,241	￦	(9,749,338)	￦	—	￦	881,903

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts		Non-offsetting amount				Net amount
					of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,849,256	￦	—	￦	1,849,256	￦	(1,278,851)	￦	—	￦	570,405
Derivatives held for hedging		200,526		—		200,526		(18,161)		—		182,365
Payable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Reverse repurchase, securities lending and similar agreements		2,345,166		—		2,345,166		(2,345,166)		—		—
Other financial instruments		16,029,986		(15,757,167)		272,819		(151,090)		—		121,729

	￦	22,354,865	￦	(15,757,167)	￦	6,597,698	￦	(5,722,706)	￦	—	￦	874,992

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

7. Due from financial institutions

The details of due from financial institutions as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Sep. 30, 2013		Dec. 31, 2012
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.54	￦	4,193,406	￦	3,095,038
	Due from banking institutions	Hana Bank and others	0.00~7.15		970,818		577,045
	Due from others	Woori Investment & Securities Co., Ltd. and others	1.00~3.20		4,539,216		3,177,727

					9,703,440		6,849,810

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.14		996,304		385,798
	Time deposits in foreign currencies	ICBC SIP Branch and others	0.14~5.70		374,929		448,349
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		49,203		58,540

					1,420,436		892,687

				￦	11,123,876	￦	7,742,497

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Restricted due from financial institutions as of September 30, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)		Financial Institutions	Sep. 30, 2013		Dec. 31, 2012		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	4,193,406	￦	3,095,038	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		510,797		248,603	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		117,535		152,908	Derivatives margin account and others

				4,821,738		3,496,549

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		442,103		128,811	Bank of Korea Act and others
	Time deposit in foreign currencies	Itau Unibanco S.A NY Branch		10,756		6,962	Bank Act of the State of New York
	Due from others	Ong First Tradition Pte. and others		20,416		11,065	Derivatives margin account and others

				473,275		146,838

			￦	5,295,013	￦	3,643,387

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of derivative financial instruments for trading as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Notional amount		Assets		Liabilities
Interest rate
Forwards	￦	16,923	￦	—	￦	—
Futures[1]		426,911		—		—
Swaps		149,027,036		665,349		731,726
Options		7,735,092		47,481		83,172

		157,205,962		712,830		814,898

Currency
Forwards		28,438,225		325,787		392,144
Futures[1]		519,258		445		17
Swaps		16,670,212		509,803		409,231
Options		268,954		1,492		3,054

		45,896,649		837,527		804,446

Stock and index
Futures[1]		144,332		12		—
Swaps		549,617		13,619		14,455
Options		1,906,619		38,445		45,619

		2,600,568		52,076		60,074

Commodity
Futures[1]		2,891		37		143

		2,891		37		143

Other		66,223		57,872		8,588

	￦	205,772,293	￦	1,660,342	￦	1,688,149

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,609,679	￦	—	￦	—
Swaps		147,924,098		838,454		948,697
Options		10,715,347		79,942		78,149

		160,249,124		918,396		1,026,846

Currency
Forwards		17,280,288		264,578		328,505
Futures[1]		602,051		974		7
Swaps		14,879,808		576,857		427,227
Options		334,912		3,215		2,638

		33,097,059		845,624		758,377

Stock and index
Futures[1]		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

		2,469,061		74,432		67,831

Commodity
Futures[1]		3,856		88		2

		3,856		88		2

Other		60,000		69,234		1,160

	￦	195,879,100	￦	1,907,774	￦	1,854,216

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,994,512	￦	144,180	￦	321
Currency
Swaps		1,075,600		—		153,815
Other		140,000		—		7,334

	￦	3,210,112	￦	144,180	￦	161,470

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,229

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Gains(losses) on hedging instruments	￦	(18,759)	￦	12,847
Gains(losses) on the hedged item attributable to the hedged risk		44,165		(809)

	￦	25,406	￦	12,038

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,300,000	￦	483	￦	5,959
Currency
Swaps		322,680		511		—

	￦	1,622,680	￦	994	￦	5,959

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

	￦	1,386,330	￦	444	￦	7,297

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Gains(losses) on hedging instruments	￦	1,993	￦	(15,264)
Gains(losses) on the hedged item attributable to the hedged risk		1,536		(15,268)

Ineffectiveness recognized in profit or loss	￦	457	￦	4

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Amount recognized in other comprehensive income	￦	1,536	￦	(15,268)
Amount reclassified from equity to profit or loss		(1,000)		10,459
Tax effect		(323)		1,529

	￦	213	￦	(3,280)

9. Loans

Loans as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Loans	￦	221,780,237	￦	216,487,114
Deferred loan origination fees and costs		469,728		426,336
Less: Allowances for loan losses		(3,446,379)		(3,268,659)

Carrying amount	￦	218,803,586	￦	213,644,791

Loans to banks as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Loans	￦	6,364,041	￦	4,397,742
Less: Allowances for loan losses		(10)		(9)

Carrying amount	￦	6,364,031	￦	4,397,733

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Loans to customers other than banks as of September 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	Sep. 30, 2013
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	104,017,344	￦	85,348,475	￦	—	￦	189,365,819
Loans in foreign currencies		98,901		3,372,749		—		3,471,650
Domestic import usance bills		—		3,228,982		—		3,228,982
Off-shore funding loans		—		684,295		—		684,295
Call loans		—		938,058		—		938,058
Bills bought in Korean won		—		11,831		—		11,831
Bills bought in foreign currencies		—		2,047,545		—		2,047,545
Guarantee payments under payment guarantee		—		38,038		—		38,038
Credit card receivables in Korean won		—		—		11,439,433		11,439,433
Credit card receivables in foreign currencies		—		—		2,542		2,542
Bonds purchased under repurchase agreements		—		1,402,100		—		1,402,100
Privately placed bonds		—		711,895		—		711,895
Factored receivables		2,499,554		44,182		—		2,543,736

		106,615,799		97,828,150		11,441,975		215,885,924
Allowances		(627,130)		(2,423,854)		(395,385)		(3,446,369)

	￦	105,988,669	￦	95,404,296	￦	11,046,590	￦	212,439,555

Proportion (%) based on gross amounts		49.39		45.31		5.30		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	102,234,562	￦	83,653,562	￦	—	￦	185,888,124
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Bonds purchased under repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

		103,504,641		97,137,216		11,873,851		212,515,708
Allowances		(687,851)		(2,251,309)		(329,490)		(3,268,650)

	￦	102,816,790	￦	94,885,907	￦	11,544,361	￦	209,247,058

Proportion (%)based on gross amounts		48.70		45.71		5.59		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the nine-month periods ended September 30, 2013 and 2012, are as follows:

	Sep. 30, 2013
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(406,195)		(522,217)		(274,142)		(1,202,554)
Recoveries from written-off loans		96,877		98,994		107,169		303,040
Sale		(7,055)		(61,242)		356		(67,941)
Provision[1]		254,088		690,303		235,064		1,179,455
Other changes		1,564		(33,292)		(2,552)		(34,280)

Ending	￦	627,130	￦	2,423,864	￦	395,385	￦	3,446,379

	Sep. 30, 2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	635,512	￦	2,462,285	￦	350,382	￦	3,448,179
Written-off		(292,066)		(728,162)		(423,588)		(1,443,816)
Recoveries from written-off loans		77,770		118,280		140,031		336,081
Sale		(4,245)		(47,674)		—		(51,919)
Provision[1]		309,159		638,127		251,378		1,198,664
Other changes		3,441		25,030		(1,370)		27,101

Ending	￦	729,571	￦	2,467,886	￦	316,833	￦	3,514,290

[1]	Provision for credit losses in statements of comprehensive income also include reversal for unused commitments and guarantees (Note 22), reversal for financial guarantees contracts (Note 22), and provision for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦ 14,395,594 million and ￦ 15,105,173 million, as of September 30, 2013 and December 31, 2012, respectively.

The coverage ratio of allowances for loan losses as of September 30, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Loans	￦	222,249,965	￦	216,913,450
Allowances for loan losses		3,446,379		3,268,659
Ratio (%)		1.55		1.51

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,793,368	￦	2,376,174
Financial bonds		3,174,843		4,018,092
Corporate bonds		1,740,661		1,678,842
Asset-backed securities		284,951		105,492
Others		145,636		113,015
Equity securities:
Stocks		178,085		218,227
Beneficiary certificates		1,266,262		657,948
Others		41,041		39,839

		8,624,847		9,207,629

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		229,333		159,483
Derivative linked securities		260,980		192,607

		490,313		352,090

Total financial assets at fair value through profit or loss	￦	9,115,160	￦	9,559,719

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,969,964	￦	6,256,380
Financial bonds		6,552,894		7,476,233
Corporate bonds		5,614,414		6,605,556
Asset-backed securities		1,242,482		1,399,015
Others		—		56
Equity securities:
Stocks		2,168,024		2,142,442
Equity investments and others		98,851		109,832
Beneficiary certificates		361,358		222,032

		23,007,987		24,211,546

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,269,248		4,449,243
Financial bonds		1,101,131		1,315,417
Corporate bonds		6,428,041		6,212,850
Asset-backed securities		339,211		278,296

		12,137,631		12,255,806

Total financial investments	￦	35,145,618	￦	36,467,352

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The impairment losses and the reversal of impairment losses in financial investments for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(157,943)	￦	—	￦	(157,943)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(157,948)	￦	—	￦	(157,948)

(In millions of Korean won)	Sep. 30, 2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(171,080)	￦	—	￦	(171,080)
Held-to-maturity financial assets		—		—		—

	￦	(171,080)	￦	—	￦	(171,080)

12. Investments in associates

Investments in associates as of September 30, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)	Sep. 30, 2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	123,400	￦	123,400	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,275		4,275	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		135,785		148,029	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,4]	29.56		954,104		126,968		147,118	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		34,880		32,245		29,591	Investment finance	Korea
KB Global Star Game & Apps SPAC[1,4]	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,560		2,560	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,518		1,518	Manufacture of communication equipment	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(3,102)		—	Housing	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		204,810		199,052	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		73		—	Architectural design and Service	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.	16.01		634		2,008		2,008	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,423		120,952	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		790		790	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.	15.64		28,779		11,866		28,779	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,687		20,274	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		12,006		10,672	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,045		4,045	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,205		2,205	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea
Shinwon Steel Co., Ltd.[5]	16.16		—		—		—	Wholesale of Basic Metals	Korea
R.F Hitec Co., Ltd.[5]	17.83		—		—		—	Manufacture of Other Electronic Components, Except Semiconductor and Electronic Integrated Circuits	Korea
Sunoo Co., Ltd.[5]	22.88		—		—		—	Marriage Meeting Agency and Marriage Consultation	Korea
Terra Co., Ltd.[5]	24.06		—		—		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

		￦	1,602,414	￦	806,620	￦	845,326

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(in millions of Korean won)	Dec. 31, 2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,4]	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC[1,4]	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,517		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd.	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		19,898	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,160		4,160	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,156		2,156	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea

		￦	1,567,656	￦	905,126	￦	934,641

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

[1]	As of September 30, 2013 and December 31, 2012, the Group is represented in the governing bodies of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., NPS KBIC Private Equity Fund No. 1, KBIC Private Equity Fund No. 3, and KB-Glenwood Private Equity Fund 1, and has business relationships with these associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[3]	The Group’s ownership in DS Plant Co., Ltd. is 21.05% as of December 31, 2012, when the potential voting rights from convertible bond held by the Group are taken into account.
[4]	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of September 30, 2013 and December 31, 2012, are ￦ 62,437 million and ￦ 65,821 million, respectively, and fair values of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2012 and 2011, are ￦ 58 million and ￦ 49 million, respectively.
[5]	Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-to-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Summarized financial information on associates:

(In millions of Korean won)	Sep. 30, 2013[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Carrying amount
Associates
Balhae Infrastructure Fund	￦	981,104	￦	2,132	￦	993,030	￦	978,972	￦	123,400	￦	—	￦	123,400
Korea Credit Bureau Co., Ltd.		58,525		11,027		10,000		47,498		4,275		—		4,275
UAMCO., Ltd.		4,869,214		4,093,301		2,430		775,913		135,785		12,244		148,029
JSC Bank CenterCredit		7,704,300		7,342,060		546,794		362,240		126,968		20,150		147,118
KoFC KBIC Frontier Champ 2010-5(PEF)		64,744		254		69,760		64,490		32,245		(2,654)		29,591
KB Global Star Game & Apps SPAC		22,111		1,365		862		20,746		48		—		48
Semiland Co., Ltd.		19,711		13,775		1,970		5,936		2,560		—		2,560
Serit Platform Co., Ltd.		8,710		6,157		1,000		2,553		1,518		—		1,518
Joam Housing Development Co., Ltd. [3]		17,976		38,655		50		(20,679)		(3,102)		3,102		—
United PF 1st Recovery Private Equity Fund		1,160,498		4,641		1,081,400		1,155,857		204,810		(5,758)		199,052
CH Engineering Co., Ltd.[2]		951		777		158		174		73		(73)		—
Kores Co., Ltd.[3]		99,984		87,102		11,099		12,882		2,008		—		2,008
KB GwS Private Securities Investment Trust		465,727		492		425,814		465,235		124,423		(3,471)		120,952
Incheon Bridge Co., Ltd.		757,078		751,808		164,621		5,270		790		—		790
Ssangyong Engineering & Construction Co., Ltd.[3]		1,457,238		1,381,475		2,977		75,763		11,866		16,913		28,779
KB Star office Private real estate Investment Trust No.1		219,101		120,840		95,000		98,261		20,687		(413)		20,274
KoFC POSCO HANHWA KB shared growth Private Equity Fund		49,300		1,278		56,100		48,022		12,006		(1,334)		10,672
NPS KBIC Private Equity Fund No. 1		180,992		22,996		132,541		157,996		4,045		—		4,045
KBIC Private Equity Fund No. 3		110,352		76		102,500		110,276		2,205		—		2,205
KB-Glenwood Private Equity Fund 1		30,558		1,366		31,100		29,192		10		—		10

									￦	806,620	￦	38,706	￦	845,326

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Sep. 30, 2013
	Operating income		Profit (loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	43,152	￦	37,243	￦	—	￦	37,243	￦	6,299
Korea Credit Bureau Co., Ltd.		35,618		5,906		—		5,906		—
UAMCO., Ltd.		517,347		84,963		—		84,963		—
JSC Bank CenterCredit		201,149		(320,136)		(1,904)		(322,040)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,657		(3,469)		4,977		1,508		—
KB Global Star Game & Apps SPAC		—		(52)		—		(52)		—
Semiland Co., Ltd.		8,699		440		—		440		11
Serit Platform Co., Ltd.		4,805		4		—		4		—
Joam Housing Development Co., Ltd.		80,010		(9,529)		—		(9,529)		—
United PF 1st Recovery Private Equity Fund		104,260		20,475		—		20,475		—
CH Engineering Co., Ltd.[2]		550		(81)		—		(81)		—
Kores Co., Ltd.[3]		77,512		1,423		2,472		3,895		—
KB GwS Private Securities Investment Trust		68,054		33,309		—		33,309		8,894
Incheon Bridge Co., Ltd.		61,406		(5,402)		—		(5,402)		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,243,393		(266,630)		(1,247)		(267,877)		—
KB Star office Private real estate Investment Trust No.1		12,683		6,184		—		6,184		926
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,255		(7,303)		1,801		(5,502)		—
NPS KBIC Private Equity Fund No. 1		5,348		(4,656)		4,282		(374)		106
KBIC Private Equity Fund No. 3		2,702		2,470		—		2,470		—
KB-Glenwood Private Equity Fund 1		—		(200)		—		(200)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As their financial statements as of September 30, 2013, are not available, the Group applied the equity method by using the financial statements as of August 31, 2013, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.
[3]	As their financial statements as of September 30, 2013, are not available, the Group applied the equity method by using the financial statements as of June 30, 2013, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	December 31, 2012[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Carrying amount
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	125,004	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		3,790		—		3,790
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		120,916		18,844		139,760
JSC Bank CenterCredit		7,824,619		7,142,759		546,794		681,860		257,996		23,893		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		28,761		(3,222)		25,539
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		48		—		48
Semiland Co., Ltd.		12,472		6,901		985		5,571		2,513		—		2,513
Serit Platform Co., Ltd.		8,134		5,585		1,000		2,549		1,517		—		1,517
Sehwa Electronics Co., Ltd.		23,255		9,744		1,050		13,511		2,955		—		2,955
Testian Co., Ltd.		2,771		1,899		1,030		872		1,041		—		1,041
DS Plant Co., Ltd.		10,253		7,530		600		2,723		—		—		—
Joam Housing Development Co., Ltd.		117,159		119,632		50		(2,473)		(371)		371		—
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		201,182		(5,757)		195,425
CH Engineering Co., Ltd.[2]		1,088		833		158		255		107		(107)		—
Kores Co., Ltd.[3]		75,750		67,105		11,099		8,645		1,384		—		1,384
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		124,410		(3,471)		120,939
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		1,630		—		1,630
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		20,311		(413)		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		5,606		(623)		4,983
NPS KBIC Private Equity Fund No. 1		176,650		14,140		132,541		162,510		4,160		—		4,160
KBIC Private Equity Fund No. 3		101,931		79		102,500		101,852		2,156		—		2,156
KB-Glenwood Private Equity Fund 1		30,632		1,238		31,100		29,394		10		—		10

									￦	905,126	￦	29,515	￦	934,641

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As its financial statements as of December 31, 2012, are not available, the Group applied the equity method by using the financial statements as of November 30, 2012, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.
[3]	As its financial statements as of December 31, 2012, are not available, the Group applied the equity method by using the financial statements as of September 30, 2012, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(in millions of Korean won)	Sep. 30, 2012
	Operating income		Profit (loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	49,516	￦	45,338	￦	—	￦	45,338	￦	7,747
Korea Credit Bureau Co., Ltd.		33,860		5,994		—		5,994		—
UAMCO., Ltd.		447,398		76,343		—		76,343		—
JSC Bank CenterCredit		225,242		(9,347)		(30,386)		(39,733)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		429		(5,275)		344		(4,931)		—
KB Global Star Game & Apps SPAC		—		217		—		217		—
Semiland Co., Ltd.		7,772		495		—		495		11
Serit Platform Co., Ltd.		7,607		324		—		324		—
Sehwa Electronics Co., Ltd.		9,435		(2,427)		260		(2,167)		—
Testian Co., Ltd.		538		63		—		63		—
DS Plant Co., Ltd.		6,899		(83)		—		(83)		—
Joam Housing Development Co., Ltd.		21,027		114		—		114		—
United PF 1st Recovery Private Equity Fund		71,194		44,095		—		44,095		—
CH Engineering Co., Ltd.[1]		609		(7)		—		(7)		—
Kores Co., Ltd. [2]		48,027		313		—		313		—
KB GwS Private Securities Investment Trust		4,448		4,190		—		4,190		—
Incheon Bridge Co., Ltd.		—		—		—		—		—
KB Star office Private real estate Investment Trust No.1		—		—		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		—		—		—		—
NPS KBIC Private Equity Fund No. 1		5,621		1,236		(125)		1,111		53
KBIC Private Equity Fund No. 3		59		(173)		—		(173)		—
KB-Glenwood Private Equity Fund 1		—		(326)		—		(326)		—

[1]	As its financial statements as of September 30, 2012, are not available, the Group applied the equity method by using the financial statements as of August 31, 2012, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[2]	As its financial statements as of September 30, 2012, are not available, the Group applied the equity method by using the financial statements as of June 30, 2012, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

As Shinla Construction Co., Ltd., PyungJeon Industries Co., Ltd. Shinwon Steel Co., Ltd., R.F Hitec Co., Ltd., Sunoo Co., Ltd., and Terra Co., Ltd. are capital deficient as of September 30, 2013, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

The changes in investments in associates for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Others		Ending
Associates
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	4,695	￦	—	￦	—	￦	123,400
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		485		—		—		4,275
UAMCO., Ltd.		139,760		—		—		—		8,269		—		—		148,029
JSC Bank CenterCredit		281,889		—		—		—		(130,655)		(4,116)		—		147,118
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		2,865		(135)		—		1,771		(449)		—		29,591
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,513		—		—		(11)		58		—		—		2,560
Serit Platform Co., Ltd.		1,517		—		—		—		1		—		—		1,518
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(71)		(947)		—
Testian Co., Ltd.		1,041		—		(260)		—		(587)		—		(194)		—
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		3,627		—		—		199,052
CH Engineering Co., Ltd.[1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.[1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,384		—		—		—		228		396		—		2,008
KB GwS Private Securities Investment Trust		120,939		—		—		(8,894)		8,907		—		—		120,952
Incheon Bridge Co., Ltd.		1,630		—		—		—		(840)		—		—		790
Ssangyong Engineering & Construction Co., Ltd.		—		28,779		—		—		—		—		—		28,779
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(926)		1,302		—		—		20,274
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,377)		291		—		10,672
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(106)		(119)		110		—		4,045
KBIC Private Equity Fund No. 3		2,156		—		—		—		49		—		—		2,205
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10
Shinwon Steel Co., Ltd.[2]		—		—		—		—		—		—		—		—
R.F Hitec Co., Ltd.[2]		—		—		—		—		—		—		—		—
Sunoo Co., Ltd.2		—		—		—		—		—		—		—		—
Terra Co., Ltd.[2]		—		—		—		—		—		—		—		—

	￦	934,641	￦	39,419	￦	(1,972)	￦	(16,236)	￦	(105,546)	￦	(3,839)	￦	(1,141)	￦	845,326

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Others		Ending
Associates
Balhae Infrastructure Fund	￦	128,778	￦	2,332	￦	(6,440)	￦	(7,747)	￦	5,714	￦	—	￦	—	￦	122,637
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		494		(330)		—		3,930
UAMCO., Ltd.		109,531		—		—		—		11,173		—		—		120,704
JSC Bank CenterCredit		365,059		—		—		—		1,372		(21,362)		—		345,069
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		3,300		—		—		(5,103)		172		—		27,200
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(11)		186		—		—		2,422
Serit Platform Co., Ltd.		1,451		—		—		—		70		—		—		1,521
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(507)		54		—		3,001
Testian Co., Ltd.		789		198		—		—		42		—		—		1,029
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		23,870		(242)		—		8,308		—		—		175,373
CH Engineering Co., Ltd.[1]		—		—		—		—		—		—		—		—
Evalley Co., Ltd.[1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.[1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		—		634		—		—		50		477		—		1,161
KB GwS Private Securities Investment Trust		—		115,745		(1,865)		—		(2,350)		—		—		111,530
NPS KBIC Private Equity Fund No. 1		4,079		—		—		(53)		32		(125)		—		3,933
KBIC Private Equity Fund No. 3		2,122		—		—		—		26		—		—		2,148
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

	￦	793,602	￦	146,079	￦	(8,547)	￦	(7,811)	￦	19,507	￦	(21,114)	￦	—	￦	921,716

[1]	Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-to-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.
[2]	Shares of Shinwon Steel Co., Ltd., R.F Hitec Co., Ltd., Sunoo Co., Ltd., and Terra Co., Ltd. acquired through debt-to-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

13. Property and Equipment, and Investment Property

The details of property and equipment as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,997,386	￦	—	￦	(581)	￦	1,996,805
Buildings		1,213,415		(346,365)		(2,208)		864,842
Leasehold improvements		548,438		(494,367)		—		54,071
Equipment and vehicles		1,632,309		(1,511,264)		—		121,045
Construction-in-progress		334		—		—		334
Financial lease assets		66,641		(54,370)		—		12,271

	￦	5,458,523	￦	(2,406,366)	￦	(2,789)	￦	3,049,368

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,012,846	￦	—	￦	(581)	￦	2,012,265
Buildings		1,209,909		(327,370)		(2,661)		879,878
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,630,116		(1,488,184)		—		141,932
Construction-in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,432,711	￦	(2,329,076)	￦	(3,242)	￦	3,100,393

The details of investment property as of September 30, 2013 and December 31, 2012, are as follows:

	Sep. 30, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	94,708	￦	—	￦	94,708
Buildings		78,470		(6,489)		71,981

	￦	173,178	￦	(6,489)	￦	166,689

	Dec. 31, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

	￦	58,376	￦	(5,402)	￦	52,974

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

14. Intangible Assets

The details of intangible assets as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	252,098	￦	—	￦	(35,157)	￦	216,941
Other intangible assets		833,619		(568,864)		(17,962)		246,793

	￦	1,085,717	￦	(568,864)	￦	(53,119)	￦	463,734

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		786,063		(484,685)		(17,845)		283,533

	￦	1,030,818	￦	(484,685)	￦	(53,002)	￦	493,131

The details of goodwill as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Dec. 31, 2012
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
KB Savings Bank Co., Ltd.		108,000		72,843		108,000		72,843
Yehansoul Savings Bank Co., Ltd.		7,343		7,343		—		—

	￦	252,098	￦	216,941	￦	244,755	￦	209,598

The details of intangible assets, excluding goodwill, as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,374	￦	(904)	￦	—	￦	470
Software		599,812		(481,395)		—		118,417
Other intangible assets		202,983		(66,359)		(17,962)		118,662
Finance leases assets		29,450		(20,206)		—		9,244

	￦	833,619	￦	(568,864)	￦	(17,962)	￦	246,793

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,158		(59,319)		(17,845)		107,994
Finance leases assets		23,413		(16,324)		—		7,089

	￦	786,063	￦	(484,685)	￦	(17,845)	￦	283,533

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Assets		Liabilities		Net amount
Other provisions	￦	112,241	￦	—	￦	112,241
Allowances for loan losses		13,334		(16,551)		(3,217)
Impairment losses on property and equipment		2,536		—		2,536
Interest on equity index-linked deposits		441		—		441
Share-based payments		7,053		—		7,053
Provisions for guarantees		40,014		—		40,014
Losses(gains) from valuation on derivative financial instruments		4,778		(1,595)		3,183
Present value discount		2,324		(6,989)		(4,665)
Losses(gains) from fair value hedged item		20,089		—		20,089
Accrued interest		—		(67,072)		(67,072)
Deferred loan origination fees and costs		13,068		(108,829)		(95,761)
Gains from revaluation		—		(276,112)		(276,112)
Investments in subsidiaries and others		69,134		(85,149)		(16,015)
Derivative-linked securities		249,358		(248,580)		778
Others		544,163		(344,359)		199,804

		1,078,533		(1,155,236)		(76,703)
Offsetting of deferred income tax assets and liabilities		(1,064,028)		1,064,028		—

	￦	14,505	￦	(91,208)	￦	(76,703)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Assets		Liabilities		Net amount
Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses(gains) from valuation on derivative financial instruments		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses(gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative-linked securities		161,642		(160,131)		1,511
Others		464,989		(337,327)		127,662

		919,214		(1,055,085)		(135,871)
Offsetting of deferred income tax assets and liabilities		(900,782)		900,782		—

	￦	18,432	￦	(154,303)	￦	(135,871)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

16. Assets held for sale

The details of assets held for sale as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	17,921	￦	(2,846)	￦	15,075	￦	15,075
Buildings		39,915		(5,175)		34,740		34,740

	￦	57,836	￦	(8,021)	￦	49,815	￦	49,815

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Buildings		35,883		(3,146)		32,737		32,737

	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

The details of other assets as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Other financial assets
Other receivables	￦	9,494,081	￦	3,234,195
Receivables in gold		288		—
Accrued income		944,272		1,084,570
Guarantee deposits		1,378,998		1,369,647
Domestic exchange settlement debits		651,482		2,239,607
Others		171,805		232,524
Allowances for loan losses		(569,585)		(590,110)
Present value discount		(1,089)		(837)

		12,070,252		7,569,596

Other non-financial assets
Other receivables		666		32,396
Prepaid expenses		366,089		266,727
Guarantee deposits		3,998		4,189
Insurance assets		159,862		155,676
Separate account assets		691,318		655,040
Others		83,729		84,683
Allowances on other asset		(14,985)		(7,988)

		1,290,677		1,190,723

	￦	13,360,929	￦	8,760,319

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The changes in allowances for loan losses on other assets for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	590,109	￦	7,989	￦	598,098
Written-off		(34,449)		(6,630)		(41,079)
Provision		13,810		13,626		27,436
Others		115		—		115

Ending	￦	569,585	￦	14,985	￦	584,570

(In millions of Korean won)	Sep. 30, 2012
	Other financial assets		Other non- financial assets		Total
Beginning	￦	353,422	￦	8,339	￦	361,761
Written-off		(29,447)		(4,415)		(33,862)
Provision		18,022		4,022		22,044
Others		206,985		—		206,985

Ending	￦	548,982	￦	7,946	￦	556,928

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Financial liabilities held for trading
Securities sold	￦	66,008	￦	1,342,119
Other		41,303		39,878

		107,311		1,381,997

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		797,263		469,138

		797,263		469,138

Total financial liabilities at fair value through profit or loss	￦	904,574	￦	1,851,135

19. Deposits

Deposits as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Deposits	￦	201,885,322	￦	197,346,208
Deferred financing costs		—		(3)

	￦	201,885,322	￦	197,346,205

The details of deposits as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	134,157	￦	116,417
Household checking deposits		446,157		434,814
Special deposits		2,828,118		3,093,865
Ordinary deposits		23,285,012		21,468,422
Public fund deposits		85,836		68,600
Treasury deposits		24,486		5,256
General savings deposits		27,295,250		24,668,545
Corporate savings deposits		10,293,767		10,504,790
Nonresident’s deposit in Korean won		57,618		31,614
Nonresident’s free deposit in Korean won		11,937		2,818
Others		167,064		186,193

		64,629,402		60,581,334

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Demand deposits in foreign currencies
Checking deposits		185,084		98,478
Ordinary deposits		2,686,790		1,809,712
Special deposits		6,760		1,316
Others		18,879		9,851

		2,897,513		1,919,357

		67,526,915		62,500,691

Time deposits
Time deposits in Korean won
Time deposits		111,242,831		114,496,449
Installment savings deposits		9,696,953		7,088,988
Good-sum formation savings		301,069		33,586
Nonresident’s deposit in Korean won		160,626		222,586
Workers’ savings for housing		1,558		1,692
Nonresident’s free deposit in Korean won		46,734		92,011
Long-term housing savings deposits		2,649,201		3,083,602
Long-term savings for households		194		206
Preferential savings deposits for workers		247		323
Mutual installment deposits		1,357,741		1,143,414
Mutual installment for housing		886,748		1,005,752
Others		3,032,775		—
Trust deposits		—		2,944,666

		129,376,677		130,113,275

Time deposits in foreign currencies
Time deposits		2,849,691		2,954,348
Installment savings deposits		3,135		2,131
Others		52,350		23,693

		2,905,176		2,980,172

		132,281,853		133,093,447

Certificates of deposits		2,076,554		1,752,067

Total deposits	￦	201,885,322	￦	197,346,205

20. Debts

The details of debts as of September 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Borrowings	￦	11,397,211	￦	12,274,501
Bonds sold under repurchase agreements and others		418,116		1,094,031
Call money		2,675,415		2,596,926

	￦	14,490,742	￦	15,965,458

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of borrowings as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)			Annual
		Lender	interest rate (%)	Sep. 30, 2013		Dec. 31, 2012
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 1.00	￦	610,088	￦	781,787
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		615,413		626,059
	Borrowings from banking institutions	NH Bank and others	1.92 ~ 4.70		52,215		103,398
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.67 ~ 2.70		138,857		268,491
	Other borrowings	The Korea Finance Corporation and others	0.00 ~ 5.30		3,608,591		3,716,879

					5,025,164		5,496,614

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	0.00 ~ 0.67		53,037		52,186
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.27 ~ 4.45		3,514,069		3,381,658
	Off-shore borrowings in foreign currencies	Commerz Bank(Hong Kong) and others	0.60 ~ 1.50		898,286		930,956
	Other borrowings	The Korea Finance Corporation	1.66		1,076		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		1,905,579		2,407,892

					6,372,047		6,777,887

				￦	11,397,211	￦	12,274,501

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

21. Debentures

The details of debentures as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Annual
	interest rate (%)	Sep. 30, 2013		Dec. 31, 2012
Debentures in Korean won
Hybrid capital instrument	8.5	￦	100,000	￦	100,000
Structured debentures	1.17 ~ 8.62		1,529,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.70		8,649,361		7,921,510
Fixed rate debentures in Korean won	2.62 ~ 7.95		11,217,356		10,145,218
Floating rate debentures in Korean won	2.71 ~ 9.09		1,404,158		1,169,158

			22,900,113		21,035,124

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(26,258)		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			85,706		52,572

			59,448		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(13,709)		(15,647)

			22,945,852		21,108,466

Debentures in foreign currencies
Floating rate debentures	1.13 ~ 1.65		636,752		759,783
Fixed rate debentures	0.40 ~ 7.25		2,374,296		2,553,814

			3,011,048		3,313,597

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(14,588)		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(132,928)		(69,060)

			(147,516)		(137,272)

Discount or premium on debentures in foreign currencies
Discount on debentures			(10,452)		(14,579)

			2,853,080		3,161,746

		￦	25,798,932	￦	24,270,212

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The changes in debentures based on face value for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		1,699,238		100,000		(270,000)		—		1,529,238
Subordinated fixed rate debentures in Korean won		7,921,510		1,000,000		(247,399)		(24,750)		8,649,361
Fixed rate debentures in Korean won		10,145,218		4,106,000		(3,021,069)		(12,793)		11,217,356
Floating rate debentures in Korean won		1,169,158		607,600		(372,600)		—		1,404,158

		21,035,124		5,813,600		(3,911,068)		(37,543)		22,900,113

Debentures in foreign currencies
Floating rate debentures		759,783		—		(161,009)		37,978		636,752
Fixed rate debentures		2,553,814		657,465		(772,363)		(64,620)		2,374,296

		3,313,597		657,465		(933,372)		(26,642)		3,011,048

	￦	24,348,721	￦	6,471,065	￦	(4,844,440)	￦	(64,185)	￦	25,911,161

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(1,985,000)		—		1,749,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,200,000		(1,995,766)		—		7,199,805
Fixed rate debentures in Korean won		10,791,612		4,495,300		(4,803,192)		—		10,483,720
Floating rate debentures in Korean won		904,258		631,900		(551,000)		—		985,158

		23,215,679		6,637,200		(9,334,958)		—		20,517,921

Debentures in foreign currencies
Floating rate debentures		1,309,606		143,659		(599,744)		(32,921)		820,600
Fixed rate debentures		2,705,167		1,011,424		(984,904)		(23,530)		2,708,157

		4,014,773		1,155,083		(1,584,648)		(56,451)		3,528,757

	￦	27,230,452	￦	7,792,283	￦	(10,919,606)	￦	(56,451)	￦	24,046,678

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

22. Provisions

The details of provisions as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	Sep. 30, 2013		Dec. 31, 2012
Provisions for unused loan commitments	￦	223,453	￦	236,026
Provisions for acceptances and guarantees		165,916		208,753
Provisions for financial guarantee contracts		1,742		7,383
Provisions for asset retirement obligation		67,524		65,226
Other		133,637		152,341

	￦	592,272	￦	669,729

The changes in provisions for unused loan commitments, acceptances and guarantees for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		48		233		281
Reversal		(12,621)		(43,070)		(55,691)

Ending	￦	223,453	￦	165,916	￦	389,369

(In millions of Korean won)	Sep. 30, 2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		(348)		(5,075)		(5,423)
Reversal		(18,981)		(68,284)		(87,265)

Ending	￦	240,098	￦	238,143	￦	478,241

The changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)
	Sep. 30, 2013		Sep. 30, 2012
Beginning	￦	7,383	￦	7,959
Reversal		(5,641)		(694)

Ending	￦	1,742	￦	7,265

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The changes in provisions for asset retirement obligation for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)
	Sep. 30, 2013		Sep. 30, 2012
Beginning	￦	65,226	￦	60,059
Provision		2,489		3,497
Reversal		(243)		—
Used		(1,775)		(823)
Unwinding of discount		1,649		1,820
Effects of changes in discount rate		178		(21)

Ending	￦	67,524	￦	64,532

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		10,259		6,064		3,266		10,364		29,953
Decrease		(15,729)		(7,210)		(2,229)		(23,489)		(48,657)

Ending	￦	5,638	￦	14,882	￦	22,252	￦	90,865	￦	133,637

(In millions of Korean won)	Sep. 30, 2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		11,659		7,507		9,269		5,573		34,008
Decrease		(11,810)		(6,715)		(7,117)		(23,194)		(48,836)

Ending	￦	13,344	￦	12,084	￦	51,438	￦	67,098	￦	143,964

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

23. Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

The changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		128,203		—		128,203
Interest cost(income)		24,961		(22,741)		2,220
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		789		789
Actuarial gains and losses by changes in financial assumption		(1,325)		—		(1,325)
Contributions		—		(51,155)		(51,155)
Past service cost		260		—		260
Payments from plans		(33,515)		33,515		—
Payments from the Group		(3,825)		—		(3,825)
Effect of exchange rate changes		(56)		—		(56)
Others		34		—		34
Business combination		117		—		117

Ending	￦	1,057,187	￦	(898,202)	￦	158,985

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Sep. 30, 2012
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	727,761	￦	(600,323)	￦	127,438
Current service cost		115,946		—		115,946
Interest cost(income)		23,375		(19,326)		4,049
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		(453)		(453)
Actuarial gains and losses by changes in financial assumption		76,086		—		76,086
Actuarial gains and losses by experience adjustments		(645)		—		(645)
Curtailments		(313)		134		(179)
Settlements		(211)		—		(211)
Contributions		—		(51,536)		(51,536)
Payments from plans		(16,411)		16,411		—
Payments from the Group		(6,538)		—		(6,538)
Effect of exchange rate changes		(14)		—		(14)
Others		(6)		501		495

Ending	￦	919,030	￦	(654,592)	￦	264,438

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of the defined benefit obligation as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Present value of defined benefit obligation	￦	1,057,187	￦	942,333
Fair value of plan assets		(898,202)		(858,610)

Net defined benefit liabilities		158,985		83,723

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Current service cost	￦	128,203	￦	115,946
Past service cost		260		—
Net interest expenses of net defined benefit liabilities		2,220		4,049
Settlements		—		(211)

Post-employment benefits[1]	￦	130,683	￦	119,784

[1]	Post-employment benefits amounting to ￦ 807 million and ￦ 550 million for the nine-month periods ended September 30, 2013 and 2012, respectively, are recognized as other operating expense in the statements of comprehensive income.

24. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Other financial liabilities
Other payables	￦	10,864,210	￦	4,327,788
Prepaid card and debit card		22,969		18,165
Accrued expenses		4,212,798		4,444,807
Financial guarantee liabilities		9,475		7,153
Deposits for letter of guarantees and others		120,063		114,171
Domestic exchange settlement credits		180,101		167,842
Foreign exchanges settlement credits		117,427		52,456
Borrowings from other business account		12,314		34,367
Other payables from trust accounts		1,862,306		2,009,396
Liability Incurred by agency relationship		537,214		499,249
Account for agency businesses		741,868		402,290
Dividend payables		486		489
Other payables from factored receivables		44,396		78,025
Others		16,017		29,740

		18,741,644		12,185,938

Other non-financial liabilities
Other payables		20,813		28,712
Unearned revenue		137,990		117,135
Accrued expenses		364,609		222,920
Deferred revenue on credit card points		124,521		111,838
Withholding taxes		63,178		121,688
Insurance liabilities		5,412,088		4,837,166
Separate account liabilities		696,479		661,782
Others		84,652		40,561

		6,904,330		6,141,802

	￦	25,645,974	￦	18,327,740

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of September 30, 2013 and December 31, 2012, are as follows:

	Ordinary shares
	Sep. 30, 2013		Dec. 31, 2012
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,027		4,182,248

	￦	15,854,079	￦	15,840,300

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Actuarial gains(losses) on post defined benefit liabilities	￦	(53,126)	￦	(53,507)
Exchange differences on translating foreign operations		(21,647)		(27,061)
Change in value of available-for-sale financial assets		435,707		426,355
Change in value of held-to-maturity financial assets		(5,006)		(1,225)
Shares of other comprehensive income of associates		(51,177)		(47,286)
Cash flow hedges		(1,921)		(2,134)

	￦	302,830	￦	295,142

25.4 Retained earnings

The retained earnings as of September 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Legal reserves[1]	￦	188,638	￦	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		6,100,553		5,395,405

	￦	7,271,191	￦	6,501,419

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of the regulatory reserve for credit losses as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,114,888	￦	2,146,150
Non-controlling interests		1,850		1,184

	￦	2,116,738	￦	2,147,334

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won, except earnings per share)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Provision(reversal) of regulatory reserve for credit losses	￦	(4,484)	￦	(31,262)	￦	24,463	￦	121,534
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]		431,050		1,032,806		439,644		1,499,125
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		1,116		2,673		1,138		3,880
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		1,112		2,663		1,135		3,870

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

26. Net Interest Income

The details of interest income and interest expense for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	￦	35,093	￦	102,990	￦	43,926	￦	117,079
Loans		2,636,211		8,112,336		3,095,523		9,343,234
Financial investments
Available-for-sale financial assets		169,069		538,028		200,515		598,482
Held-to-maturity financial assets		141,820		429,577		152,068		475,790
Other		38,323		119,929		75,470		235,509

		3,020,516		9,302,860		3,567,502		10,770,094

Interest expenses
Deposits		1,056,021		3,262,326		1,410,232		4,175,420
Debts		65,950		223,772		101,702		306,475
Debentures		301,858		883,349		307,960		953,238
Other		19,285		55,945		14,689		47,207

		1,443,114		4,425,392		1,834,583		5,482,340

Net interest income	￦	1,577,402	￦	4,877,468	￦	1,732,919	￦	5,287,754

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	￦	42,695	￦	124,843	￦	42,759	￦	127,260
Lending activity fees		19,674		69,988		24,507		68,049
Credit card related fees and commissions		295,279		833,098		298,710		885,762
Debit card related fees and commissions		68,180		186,452		54,802		161,181
Agent activity fees		46,811		163,913		72,365		215,059
Trust and other fiduciary fees		35,586		116,654		34,596		114,043
Fund management related fees		24,417		68,620		20,862		59,707
Guarantee fees		9,550		26,032		8,430		24,950
Foreign currency related fees		25,976		76,913		27,149		83,900
Commissions from transfer agent services		43,064		135,676		42,330		131,430
Other business account commission on consignment		6,462		23,073		7,273		22,957
Securities brokerage fees		14,927		52,095		16,335		51,947
Other		30,952		96,454		62,896		132,243

		663,573		1,973,811		713,014		2,078,488

Fee and commission expense
Trading activity related fees[1]		2,205		7,170		3,120		12,633
Credit card related fees and commissions		236,817		686,321		249,330		764,914
Outsourcing related fees		18,013		53,385		15,924		45,442
Foreign currency related fees		2,855		8,592		3,019		8,522
Management fees of written-off loans		871		3,090		669		2,447
Other		30,387		83,675		20,279		67,501

		291,148		842,233		292,341		901,459

Net fee and commission income	￦	372,425	￦	1,131,578	￦	420,673	￦	1,177,029

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	76,436	￦	267,149	￦	175,573	￦	391,755
Equity securities		38,911		88,672		31,696		97,127

		115,347		355,821		207,269		488,882

Derivatives held for trading
Interest rate		201,617		861,511		512,261		908,296
Currency		167,144		1,908,281		544,960		1,821,873
Stock or stock index		11,936		184,019		78,486		631,987
Commodity		(5)		1,084		21		330
Other		2,102		9,397		287		15,932

		382,794		2,964,292		1,136,015		3,378,418

Financial liabilities held for trading		2,849		90,384		12,291		35,398

Other financial instruments		14		50		9		19

	￦	501,004	￦	3,410,547	￦	1,355,584	￦	3,902,717

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	7,733	￦	89,213	￦	11,900	￦	51,738
Equity securities		(17,263)		70,159		691		53,035

		(9,530)		159,372		12,591		104,773

Derivatives held for trading
Interest rate		205,790		860,706		527,939		929,201
Currency		19,467		1,543,390		387,505		1,266,337
Stock or stock index		34,486		185,343		97,878		621,119
Commodity		151		252		200		565
Other		547		1,702		4,078		13,841

		260,441		2,591,393		1,017,600		2,831,063

Financial liabilities held for trading		8,609		100,507		40,382		87,240

Other financial instruments		7		25		8		34

		259,527		2,851,297		1,070,581		3,023,110

Net gains or losses on financial instruments held for trading	￦	241,477	￦	559,250	￦	285,003	￦	879,607

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

28.2	Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	3,308	￦	19,880	￦	11,921	￦	114,629
Financial liabilities designated at fair value through profit or loss		(10,792)		14,478		(2,197)		4,908

		(7,484)		34,358		9,724		119,537

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		(508)		10,060		1,395		5,726
Financial liabilities designated at fair value through profit or loss		14,036		38,774		21,519		142,838

		13,528		48,834		22,914		148,564

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(21,012)	￦	(14,476)	￦	(13,190)	￦	(29,027)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

29. Other operating income and expenses

The details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	15	￦	844	￦	—	￦	28
Gains on sale of available-for-sale financial assets		81,508		155,238		40,578		97,078

		81,523		156,082		40,578		97,106

Gains on foreign exchange transactions		493,572		1,164,189		136,221		683,344
Income related to insurance		296,950		932,127		432,665		1,461,812
Dividend income		17,964		57,438		22,911		67,437
Others		(12,434)		204,345		56,728		203,931

		877,575		2,514,181		689,103		2,513,630

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		5		58		3		5
Loss on sale of available-for-sale financial assets		8,885		15,424		3,101		6,716
Impairment on available-for-sale financial assets		341		157,943		163,553		171,080

		9,231		173,425		166,657		177,801

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		5		—		—

		—		5		—		—

Loss on foreign exchanges transactions		513,275		1,366,730		262,081		1,085,530
Expense related to insurance		331,292		1,023,830		457,686		1,509,455
Others		197,644		844,646		286,122		844,764

		1,051,442		3,408,636		1,172,546		3,617,550

Net other operating income (expenses)	￦	(173,867)	￦	(894,455)	￦	(483,443)	￦	(1,103,920)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012[1]
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	395,459	￦	1,236,620	￦	399,752	￦	1,199,401
Salaries and short-term employee benefits - others		165,655		543,211		150,707		525,306
Post employment benefits - defined benefit plans		43,285		129,876		39,814		119,234
Post employment benefits - defined contribution plans		1,595		5,057		1,282		3,872
Termination benefits		(666)		(2,243)		(1,490)		(3,751)
Share-based payments		4,199		8,646		9,077		12,191

		609,527		1,921,167		599,142		1,856,253

Depreciation and amortization		71,517		203,950		81,696		235,564

Other general and administrative expenses
Rental expense		71,587		216,263		69,938		205,515
Tax and dues		37,274		110,742		38,531		118,231
Communication		13,878		40,755		13,124		40,150
Electricity and utilities		7,274		19,868		6,779		18,562
Publication		4,357		13,908		5,101		15,241
Repairs and maintenance		3,610		10,575		3,484		9,760
Vehicle		2,986		8,474		3,028		8,696
Travel		1,307		4,088		1,350		3,923
Training		4,168		13,268		5,323		14,971
Service fees		25,689		72,775		30,017		76,876
Others		104,342		322,691		107,149		320,519

		276,472		833,407		283,824		832,444

	￦	957,516	￦	2,958,524	￦	964,662	￦	2,924,261

[1]	Other general and administrative expenses for the nine-month period ended September 30, 2012, reclassified as employee benefits, amount to ￦ 525,306 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of September 30, 2013, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			1,865,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

The changes in the number of granted share options and the weighted average exercise price for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In Korean won, except shares)	Sep. 30, 2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		29,441		—		—	—	—
Series 18		7,212		7,212		—		—	—	—
Series 19		751,651		—		751,651		751,651	77,063	0.48
Series 20		25,613		—		25,613		25,613	81,900	0.58
Series 21		18,987		—		18,987		18,987	76,600	1.07
Series 22		657,498		—		657,498		657,498	77,100	1.36
Series 23		15,246		—		15,246		15,246	84,500	1.48

		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In Korean won, except shares)	Sep. 30, 2012
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 12		54,250		54,250		—		—	—	—
Series 13-1		20,000		20,000		—		—	—	—
Series 15-1		125,362		—		125,362		125,362	54,656	0.46
Series 15-2		440,928		—		440,928		440,928	46,800	0.46
Series 17		29,441		—		29,441		29,441	49,200	0.81
Series 18		7,212		—		7,212		7,212	53,000	0.90
Series 19		751,651		—		751,651		751,651	77,063	1.48
Series 20		25,613		—		25,613		25,613	81,900	1.58
Series 21		18,987		—		18,987		18,987	76,600	2.07
Series 22		657,498		—		657,498		657,498	77,100	2.36
Series 23		15,246		—		15,246		15,246	84,500	2.48

		2,146,188		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦	68,909

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of September 30, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment [2]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,9]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,9]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,9]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]
Series 9	2013.07.17	94,185	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]

		471,758

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,9]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,9]
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,9]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of non-market performance [8,9]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 47	2013.07.01	10,298	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Grant deferred in 2010	—	5,240	Satisfied
Grant deferred in 2011	—	17,670	Satisfied
Grant deferred in 2012	—	47,892	Satisfied

		748,201

(Other subsidiaries)
Share granted in 2010		4,590	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Share granted in 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Share granted in 2013		93,988	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]

		201,485

		1,421,444

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[3]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

[4]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.
[6]	The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, respectively.
[7]	The number of granted shares to be compensated is not linked to performance, but fixed.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.
[9]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[10]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on targeted results with the Group and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of share grants linked to short-term performance as of September 30, 2013, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	3,082	Satisfied
Share granted in 2011	2011.01.01	12,856	Satisfied
Share granted in 2012	2012.01.01	22,349	Satisfied
Share granted in 2013	2013.01.01	18,286	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	27,548	Satisfied
Share granted in 2011	2011.01.01	94,822	Satisfied
Share granted in 2012	2012.01.01	155,466	Satisfied
Share granted in 2013	2013.01.01	140,339	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

As of September 30, 2013 and December 31, 2012, the accrued expenses related to share-based payments including share options and share grants amounted to ￦ 40,437 million and ￦ 37,858 million, respectively, and the compensation costs amounting to ￦ 8,646 million and ￦ 12,191 million were recognized as an expense for the nine-month periods ended September 30, 2013 and 2012, respectively. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

31. Non-operating income and expenses

The details of non-operating income and expenses for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013				Sep. 30, 2012
	Three months		Nine months		Three months		Nine months
Non-operating income
Gains of disposal in property and equipment	￦	133	￦	299	￦	5,190	￦	5,801
Rent received		3,013		5,552		925		2,699
Others		8,802		31,003		9,836		32,244

		11,948		36,854		15,951		40,744

Non-operating expenses
Losses of disposal in property and equipment		213		638		145		295
Donation		22,399		32,499		26,200		51,159
Restoration cost		198		561		488		799
Others		4,131		21,816		12,533		39,562

		26,941		55,514		39,366		91,815

Net non-operating income(expense)	￦	(14,993)	￦	(18,660)	￦	(23,415)	￦	(51,071)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

32. Tax expense

Income tax expense for the nine-month periods ended September 30, 2013 and 2012, consists of:

(In millions of Korean won)	Sep. 30, 2013		Sep. 30, 2012
Tax payable
Current tax expense	￦	413,764	￦	541,104
Adjustments recognized in the period for current tax of prior years		87,567		18,016

		501,331		559,120

Changes in deferred income tax assets (liabilities)		(59,168)		(11,525)

Income tax recognized directly in equity
Actuarial gains(losses) on post defined benefit pension plans		(120)		18,152
Change in value of available-for-sale financial assets		6,626		(65,430)
Change in value of held-to-maturity financial assets		1,008		(180)
Share of other comprehensive income of associates		(77)		(70)
Cash flow hedges		(323)		1,529
Others		—		31

		7,114		(45,968)

Others		(7,405)		—

Tax expense	￦	441,872	￦	501,627

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2012, of ￦ 600 per share, amounting to total dividends of ￦ 231,811 million, were paid in April 2013. The dividends paid to the shareholders of the Parent Company in 2012 were ￦ 278,173 million (￦ 720 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(53,507)	￦	501	￦	—	￦	(120)	￦	(53,126)
Exchange differences on translating foreign operations		(27,061)		5,414		—		—		(21,647)
Change in value of available-for-sale financial assets		426,355		86,249		(83,523)		6,626		435,707
Change in value of held-to-maturity financial assets		(1,225)		(10,173)		5,384		1,008		(5,006)
Shares of other comprehensive income of associates		(47,286)		(3,781)		(33)		(77)		(51,177)
Cash flow hedges		(2,134)		1,536		(1,000)		(323)		(1,921)

	￦	295,142	￦	79,746	￦	(79,172)	￦	7,114	￦	302,830

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(23,254)	￦	(74,988)	￦	—	￦	18,152	￦	(80,090)
Exchange differences on translating foreign operations		(1,462)		(6,281)		—		—		(7,743)
Change in value of available-for-sale financial assets		191,751		347,333		(44,109)		(65,430)		429,545
Change in value of held-to-maturity financial assets		(1,652)		503		(3)		(180)		(1,332)
Shares of other comprehensive income of associates		(3,023)		(21,101)		(48)		(70)		(24,242)
Cash flow hedges		(1,321)		(15,268)		10,459		1,529		(4,601)

	￦	161,039	￦	230,198	￦	(33,701)	￦	(45,999)	￦	311,537

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, for the three-month and nine-month periods ended September 30, 2013 and 2012.

Weighted average number of ordinary shares outstanding:

(In number of shares)	Sep. 30, 2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding [(B) =(A)/92]			386,351,693
Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189

Weighted average number of ordinary shares outstanding [(B) =(A)/273]			386,351,693

(In number of shares)	Sep. 30, 2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding [(B) =(A)/92]			386,351,693
Nine-month period
Beginning (A)	386,351,693	274	105,860,363,882

Weighted average number of ordinary shares outstanding [(B) =(A)/274]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Basic earnings per share:

(In Korean won and in number of shares)	Sep. 30, 2013
	Three months		Nine months
Profit attributable to ordinary shares (C)	￦	426,566,731,399	￦	1,001,544,144,635
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,104	￦	2,592

(In Korean won and in number of shares)	Sep. 30, 2012
	Three months		Nine months
Profit attributable to ordinary shares (C)	￦	464,107,337,161	￦	1,620,659,303,642
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,201	￦	4,195

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	Sep. 30, 2013
	Three months		Nine months
Profit attributable to ordinary shares	￦	426,566,731,399	￦	1,001,544,144,635
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	426,566,731,399	￦	1,001,544,144,635

(In Korean won)	Sep. 30, 2012
	Three months		Nine months
Profit attributable to ordinary shares	￦	464,107,337,161	￦	1,620,659,303,642
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	464,107,337,161	￦	1,620,659,303,642

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Sep. 30, 2013		Sep. 30, 2012
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	386,351,693	386,351,693
Adjustment
Share grants	1,385,393	1,417,697	977,700	1,002,109

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,737,086	387,769,390	387,329,393	387,353,802

Diluted earnings per share:

(in Korean won and in number of shares)	Sep. 30, 2013
	Three months		Nine months
Adjusted profit for diluted earnings per share	￦	426,566,731,399	￦	1,001,544,144,635
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,737,086		387,769,390
Diluted earnings per share	￦	1,100	￦	2,583

(in Korean won and in number of shares)	Sep. 30, 2012
	Three months		Nine months
Adjusted profit for diluted earnings per share	￦	464,107,337,161	￦	1,620,659,303,642
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,329,393		387,353,802
Diluted earnings per share	￦	1,198	￦	4,184

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Individual insurance
Pure Endowment insurance	￦	3,714,692	￦	3,281,701
Death insurance		79,455		63,821
Joint insurance		1,595,216		1,470,755
Group insurance		2,326		1,285
Other		20,399		19,604

	￦	5,412,088	￦	4,837,166

36.2 Insurance assets

The details of insurance assets presented within other assets as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Reinsurance assets	￦	5,324	￦	3,751
Deferred acquisition costs		154,538		151,925

	￦	159,862	￦	155,676

36.3 Insurance premiums and expenses

The details of insurance premiums for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	598,485	￦	29,488	￦	256,476	￦	4,877	￦	32,092	￦	921,418
Reinsurance premiums paid		(362)		(3,778)		(203)		(1,299)		(5,615)		(11,257)

Net insurance premiums earned	￦	598,123	￦	25,710	￦	256,273	￦	3,578	￦	26,477	￦	910,161

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Sep. 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	1,147,212	￦	12,977	￦	265,686	￦	3,544	￦	27,640	￦	1,457,059
Reinsurance premiums paid		(69)		(987)		(57)		(683)		(6,060)		(7,856)

Net insurance premiums earned	￦	1,147,143	￦	11,990	￦	265,629	￦	2,861	￦	21,580	￦	1,449,203

Insurance expenses for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	4,774	￦	1,629	￦	850	￦	3,431	￦	4,670	￦	15,354
Dividend expense		208		8		—		—		—		216
Refund expense		195,749		3,916		139,386		321		—		339,372
Provision		432,991		15,634		124,461		1,041		795		574,922

		633,722		21,187		264,697		4,793		5,465		929,864

Reinsurance claims		(145)		(3,132)		(29)		(1,206)		(5,791)		(10,303)

Net insurance expense	￦	633,577	￦	18,055	￦	264,668	￦	3,587	￦	(326)	￦	919,561

(In millions of Korean won)	Sep. 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	1,855	￦	800	￦	5,325	￦	1,507	￦	1,669	￦	11,156
Dividend expense		102		10		—		—		—		112
Refund expense		144,850		3,001		137,749		162		—		285,762
Provision		1,006,939		6,193		126,821		1,472		1,372		1,142,797

		1,153,746		10,004		269,895		3,141		3,041		1,439,827

Reinsurance claims		(129)		(504)		(32)		(724)		(3,041)		(4,430)

Net insurance expense	￦	1,153,617	￦	9,500	￦	269,863	￦	2,417	￦	—	￦	1,435,397

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

37. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Cash	￦	2,249,044	￦	2,041,647
Checks with other banks		765,284		808,461
Due from Bank of Korea		4,576,826		3,215,181
Due from other financial institutions		6,547,050		4,527,316

		14,138,204		10,592,605

Restricted due from financial institutions		(5,295,013)		(3,643,387)
Due from financial institutions with original maturities over three months		(604,061)		(361,913)

		(5,899,074)		(4,005,300)

	￦	8,239,130	￦	6,587,305

Cash inflow and outflow from income tax, interest and dividends for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	Sep. 30, 2013		Sep. 30, 2012
Income tax paid	Operating	￦	418,988	￦	729,201
Interest received	Operating		9,631,840		11,014,383
Interest paid	Operating		4,772,339		5,318,343
Dividends received	Operating		88,660		84,803
Dividends paid	Financing		231,811		278,173

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

38. Contingent liabilities and commitments

Acceptances and guarantees as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	17
Acceptances and guarantees for KB purchasing loan		530,337		546,480
Other acceptances and guarantees		863,184		1,017,631

		1,393,538		1,564,128

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		344,461		204,764
Letter of guarantees		72,310		66,535
Bid bond		25,546		85,228
Performance bond		977,096		529,088
Refund guarantees		2,346,530		2,172,006
Other acceptances and guarantees		885,510		552,015

		4,651,453		3,609,636

Financial guarantees
Acceptances and guarantees for debentures		20,200		—
Acceptances and guarantees for mortgage		42,470		45,123
Overseas debt guarantees		269,322		238,670
International financing guarantees in foreign currencies		21,512		21,422

		353,504		305,215

		6,398,495		5,478,979

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,431,727		3,326,326
Refund guarantees		567,582		918,191

		3,999,309		4,244,517

	￦	10,397,804	￦	9,723,496

Commitments as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013		Dec. 31, 2012
Commitments
Corporate loan commitments	￦	41,554,094	￦	41,338,494
Retail loan commitments		13,924,580		14,348,821
Credit line on credit cards		37,254,896		36,282,330
Private placement commitments		80,000		80,000
Purchase of other security investment		1,745,802		2,019,524

		94,559,372		94,069,169

Financial Guarantees
Credit line		1,808,037		1,141,554
Purchase of security investment		86,300		62,500

		1,894,337		1,204,054

	￦	96,453,709	￦	95,273,223

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Other Matters (including litigation)

a) The Group has filed 160 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦ 898,539 million, and faces 334 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦ 517,507 million, which arose in the normal course of the business and are still pending as of September 30, 2013.

Meanwhile, several customers of Kookmin Bank have filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral as of September 30, 2013. The lawsuits consisted of two trials. The court ruled in favor of Kookmin Bank during the first trial, but ruled a dismissal of appeal during the second trial. A relatively low probability of an outflow of resources is expected due to the outcome of the lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities sold to general customers through tellers’ sale amounts to ￦ 60,335 million and ￦ 116,633 million as of September 30, 2013 and December 31, 2012, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦ 482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦ 482,643 million. Of this amount, ￦ 117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦ 970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦ 364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of September 30, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

e) During the nine-month period ended September 30, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦ 124,357 million for income taxes (including local income taxes), paid ￦ 113,699 million, excluding local income taxes, and recognized local income taxes amounting to ￦ 10,658 million as other payables. In October 2013, the Group appealed to the tax tribunal the ￦ 116,257 million in fines.

39. Asset-backed securitization

The Group issued debentures secured by certain transferred assets.

The details of debentures which are secured by loans and other financial assets as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2013
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.33	2039-12-08	￦	205,974	￦	327,346	—
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.[2]	9.09	2014-06-30		3,258		19,000	—
KH First Co., Ltd.[2]	2.71	2014-08-29		100,900		100,000	—
KB Kookmin Card First Securitization Co., Ltd.[1]	Libor + 0.48	2014-06-26 ~ 2014-11-26		322,680		542,916	—
Wise Mobile First Securitization Specialty[2]	3.00 ~ 3.17	2013-12-07 ~ 2015-09-07		390,000		357,462	—
Wise Mobile Second Securitization Specialty[2]	2.84 ~ 2.99	2013-11-13 ~ 2015-11-13		425,000		379,306	—
Wise Mobile Third Securitization Specialty[2]	2.63 ~ 2.79	2013-10-09 ~ 2016-01-09		394,000		339,583	—
Wise Mobile Fourth Securitization Specialty[2]	2.71 ~ 3.07	2013-12-11 ~ 2016-03-11		225,000		212,592	—
Wise Mobile Fifth Securitization Specialty[2]	2.58 ~ 3.16	2013-10-13 ~ 2016-05-13		380,000		363,052	—

				2,446,812		2,641,257	—

Premiums(discounts) on debentures				(2,839)		—	—

			￦	2,443,973	￦	2,641,257	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.29	2039-12-08	￦	249,668	￦	361,702	￦	—
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.[2]	10.73	2014-06-30		3,258		19,000		—
KH First Co., Ltd.[2]	3.07	2014-08-29		100,900		100,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		321,330		601,924		—
Wise Mobile First Securitization Specialty[2]	2.90~3.17	2013-03-07 ~ 2015-09-07		570,000		533,936		—
Woori KA First Asset Securitization[2]	5.50	2014-12-31		24,750		89,758		—

				1,269,906		1,706,320		—

Premiums(discounts) on debentures				(2,495)		—		—

			￦	1,267,411	￦	1,706,320	￦	—

[1]	Included in the floating rate debentures in foreign currencies (Note 21).
[2]	Included in the floating rate debentures in Korean won (Note 21).

40. Subsidiaries

The details of subsidiaries as of September 30, 2013, are as follows:

Investor	Investee	Ownership interests(%)	Location	Year end	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	Yehansoul Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int'l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities26 and 27 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	100.00	Korea	Dec. 31	Capital investment
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3 and five others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund[2]	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund[2]	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)[2]	48.78	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1	57.14	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 2	—	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[2]	48.98	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The condensed financial information of major subsidiaries as of September 30, 2013 and December 31, 2012, and for the nine-month periods ended September 30, 2013 and 2012, follows:

(In millions of Korean won)	Sep. 30, 2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income(loss) for the period
Kookmin Bank[1]	￦	270,991,138	￦	250,598,939	￦	20,392,199	￦	13,366,292	￦	646,566	￦	658,143
KB Kookmin Card Co., Ltd.[1]		15,408,654		12,010,467		3,398,187		2,202,835		315,677		318,554
KB Investment & Securities Co., Ltd.[1]		2,161,524		1,606,059		555,465		479,360		11,770		9,718
KB Life Insurance Co., Ltd.[1]		6,778,233		6,222,690		555,543		1,098,788		7,378		(16,794)
KB Asset Management Co., Ltd.[1]		199,221		35,060		164,161		75,975		37,233		37,149
KB Real Estate Trust Co., Ltd.		189,115		15,654		173,461		34,461		6,802		7,251
KB Investment Co., Ltd.[1]		234,865		108,612		126,253		22,797		3,336		2,811
KB Credit Information Co., Ltd.		30,388		8,053		22,335		32,547		(456)		(456)
KB Data System Co., Ltd.		23,066		8,052		15,014		34,730		234		255
KB Savings Bank Co., Ltd.		598,630		462,480		136,150		37,801		257		(270)
Yehansoul Savings Bank Co., Ltd.		385,768		357,701		28,067		1,771		(2,353)		(2,350)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012						Sep. 30, 2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income(loss) for the period
Kookmin Bank[1]	￦	261,046,853	￦	241,029,295	￦	20,017,558	￦	14,620,169	￦	1,386,426	￦	1,508,799
KB Kookmin Card Co., Ltd.[1]		14,046,174		10,966,541		3,079,633		2,179,177		195,603		194,588
KB Investment & Securities Co., Ltd.[1]		3,317,139		2,771,392		545,747		1,026,974		16,228		23,310
KB Life Insurance Co., Ltd.[1]		5,987,928		5,594,727		393,201		1,607,687		8,608		51,069
KB Asset Management Co., Ltd.[1]		164,595		37,555		127,040		66,131		31,824		32,798
KB Real Estate Trust Co., Ltd.		201,572		35,363		166,209		38,925		16,851		16,979
KB Investment Co., Ltd.[1]		226,528		103,086		123,442		17,099		3,137		1,569
KB Credit Information Co., Ltd.		30,422		7,631		22,791		44,274		873		873
KB Data System Co., Ltd.		25,519		10,761		14,758		60,785		(886)		(861)
KB Savings Bank Co., Ltd.		646,674		510,254		136,420		48,838		(904)		(400)

[1]	Financial information is based on its consolidated financial statements.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

•	The Group has provided ABCP purchase commitment of ￦ 101,000 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to acquire the shortage if there is a shortage of the investors for the ABCP issued by the structured entity.

•	The Group has investment agreements with KB Wise Star Private Real Estate Feeder Fund 1st. and eight other subsidiaries. The amount of the investment agreement is ￦ 430,922 million. Based on the investment agreement, the Group has the right to increase its amount of investment with the concurrence of the other investors.

•	The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

Yehansoul Savings Bank Co., Ltd., KB Startup Investment, KB Evergreen Private Securities 63 and thirty other private equity funds, and Wise Mobile Second, Third, Fourth, Fifth Securitization and KB Star Retail Private Real Estate Feeder Fund 1st. were newly consolidated during the nine-month period ended September 30, 2013. Yurie Select Private Securities Investment Trust 32 and twenty nine other private equity funds, KB K-Alpha private equity trust and New Star 1st. Ltd. have been excluded from consolidation due to their liquidation. Also, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from consolidation due to the change in contract condition.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

41. Unconsolidated Structured Entity

As of September 30, 2013, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early liquidation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of trusts with no guarantee of the principal	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

As of September 30, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Total
Total assets of unconsolidated Structured Entity	￦	11,045,743	￦	22,539,305	￦	2,417,360	￦	10,703,558	￦	46,705,966
Carrying amount on financial statements
Assets
Loans	￦	300,452	￦	2,917,736	￦	—	￦	—	￦	3,218,188
Financial investments		873,266		96,017		—		407,625		1,376,908
Investment in associates		—		—		—		386,825		386,825
Other assets		—		—		146,033		1,612		147,645

	￦	1,173,718	￦	3,013,753	￦	146,033	￦	796,062	￦	5,129,566

Liabilities
Deposits	￦	242,689	￦	712,916	￦	—	￦	—	￦	955,605
Other liabilities		—		31		—		226		257

	￦	242,689	￦	712,947	￦	—	￦	226	￦	955,862

Maximum exposure to loss[1]	￦	3,548,706	￦	5,500,823	￦	329,140	￦	2,602,168	￦	11,980,837

Methods of determining the maximum exposure to loss		Providing lines of credit and Investment agreements		Investments/ loans, Loan commitments /investment agreements and Acceptances and guarantees		Principal/ principal and interest trust: Total amount of trust asset		Investments/ loans and Investment agreements

[1]	Maximum exposure to loss includes the asset amounts recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

42. Related Party Transactions

Significant transactions with related parties for the nine-month periods ended September 30, 2013 and 2012, are as follows:

(In millions of Korean won)		Sep. 30, 2013
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	2	￦	—	￦	105
	UAMCO., Ltd.		31		—		—
	KB Global Star Game & Apps SPAC		455		—		10
	United PF 1st Recovery Private Equity Fund		91		(5)		—
	Testian Co., Ltd.		—		—		—
	Semiland Co., Ltd.		10		3		—
	Sehwa Electronics Co., Ltd.		25		—		—
	Serit Platform Co., Ltd.		75		74		—
	DS Plant Co., Ltd.		125		(2)		27
	PyungJeon Industries Co.,LTD.		—		(720)		—
	Kores Co., Ltd.		288		(104)		—
	Incheon Bridge Co., Ltd.		11,591		—		772
	NPS KBIC Private Equity Fund No. 1		355		—		—
	KBIC Private Equity Fund No. 3		224		—		—
	Ssangyong Engineering & Construction Co., Ltd.		1,651		(9,923)		—
	Sunoo Co., Ltd.		—		—		1
Key management			439		(9)		105
Other	Retirement pension		296		—		1,506

		￦	15,658	￦	(10,686)	￦	2,526

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)		Sep. 30, 2012
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	2	￦	—	￦	105
	UAMCO., Ltd.		246		(68)		—
	KB Global Star Game & Apps SPAC		110		—		424
	United PF 1st Recovery Private Equity Fund		427		—		28
	Testian Co., Ltd.		95		(15)		—
	Semiland Co., Ltd.		13		(1)		—
	Sehwa Electronics Co., Ltd.		41		1		102
	Serit Platform Co., Ltd.		78		8		—
	DS Plant Co., Ltd.		232		(1)		—
	CH Engineering Co., Ltd.		—		(106)		—
	Evalley Co., Ltd.		—		(77)		—
	PyungJeon Industries Co., LTD.		—		52		—
	Kores Co., Ltd.		245		(1)		—
	Joam Housing Development Co., Ltd.		—		—		1
	NPS KBIC Private Equity Fund No. 1		355		—		—
	KBIC Private Equity Fund No. 3		225		—		—
	KB GwS Private Securities Investment Trust and others		12,978		—		—
Key management			759		(7)		223
Other	Retirement pension		388		—		1,322

		￦	16,194	￦	(215)	￦	2,205

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Sep. 30, 2013
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	9,188
	UAMCO., Ltd.		—		—		3
	JSC Bank CenterCredit		763		—		—
	KB Global Star Game & Apps SPAC		3,082		—		490
	Semiland Co., Ltd.		216		3		—
	Joam Housing Development Co., Ltd.		—		—		56
	Serit Platform Co., Ltd.		739		155		—
	PyungJeon Industries Co., LTD.		335		335		—
	Kores Co., Ltd.		7,854		3,768		2
	Incheon Bridge Co., Ltd.		264,851		302		35,154
	NPS KBIC Private Equity Fund No. 1		65		—		63
	KBIC Private Equity Fund No. 3		76		—		—
	Ssangyong Engineering & Construction Co., Ltd.		46,942		36,411		79
	R.F Hitec Co., Ltd.		—		—		2
	Sunoo Co., Ltd.		—		—		8
	Terra Co., Ltd.		—		—		4
Key management			7,721		12		7,054
Other	Retirement pension		253		—		50,284

		￦	332,897	￦	40,986	￦	102,387

(In millions of Korean won)		Dec. 31, 2012
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	18,049
	UAMCO., Ltd.		—		—		198
	JSC Bank CenterCredit		161		—		—
	KB Global Star Game & Apps SPAC		2,627		—		899
	Testian Co., Ltd.		413		14		—
	United PF 1st Recovery Private Equity Fund		2,809		5		161
	Semiland Co., Ltd.		—		—		4
	Joam Housing Development Co., Ltd.		—		—		236
	Sehwa Electronics Co., Ltd.		—		—		165
	Serit Platform Co., Ltd.		769		80		48
	DS Plant Co., Ltd.		4,232		44		50
	PyungJeon Industries Co., LTD.		2,125		1,055		1
	Kores Co., Ltd.		7,854		3,872		3
	Incheon Bridge Co., Ltd.		263,080		302		33,874
	NPS KBIC Private Equity Fund No. 1		65		—		125
	KBIC Private Equity Fund No. 3		75		—		—
Key management			5,747		21		9,013
Other	Retirement pension		195		—		51,417

		￦	290,152	￦	5,393	￦	114,243

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process.

Commitments to related parties as of September 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Sep. 30, 2013		Dec. 31, 2012
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		109,200		106,395
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		14,900		17,850
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		35,975		43,750
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		30,282		37,587
KB GwS Private Securities Investment Trust and others	Loan commitments		3		2,899
	Purchase of security investment		1,119		1,119
	Other commitments		—		88,151

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Compensation to key management for the nine-month periods ended September 30, 2013 and 2012, consists of:

(In millions of Korean won)	Sep. 30, 2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	2,452	￦	131	￦	—	￦	(1,340)	￦	1,243
Registered directors (non-executive)		899		—		—		(1)		898
Non-registered directors		5,164		355		512		2,828		8,859

	￦	8,515	￦	486	￦	512	￦	1,487	￦	11,000

(In millions of Korean won)	Sep. 30, 2012
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	2,803	￦	150	￦	3,075	￦	6,028
Registered directors (non-executive)		826		—		27		853
Non-registered directors		4,649		326		3,260		8,235

	￦	8,278	￦	476	￦	6,362	￦	15,116

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

43. Business combination

The Group acquired Yehansoul Savings Bank Co., Ltd. with a payment of ￦ 37,760 million in September 2013.

The consideration transferred and the assets and liabilities arising from the M&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	37,760

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		360,401
Financial assets at fair value through profit or loss		4,395
Loans		81,179
Financial investments		6,926
Other assets		16,502

Total assets		469,403

Deposits		423,020
Other liabilities		15,966

Total liabilities		438,986

Total identifiable net assets	￦	30,417

Goodwill	￦	7,343
Acquisition-related costs[1]		771

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the M&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Loans	￦	81,179
Others		11,202

	￦	92,381

Contractual cash flow
Loans	￦	94,914
Others		11,459

	￦	106,373

Estimate of the contractual cash flows not expected to be collected
Loans	￦	13,721
Others		28

	￦	13,749

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2013 and 2012, and December 31, 2012

Due to the business combination, the net operating loss and loss for the period from September 2, 2013 to September 30, 2013, included in the consolidated statement of comprehensive income were ￦ 3,083 million and ￦ 2,353 million, respectively.

Consolidated operating income, assuming that the acquisition date is the opening date of the reporting period, is as follows:

(In millions of Korean won)	Amounts
Net interest income	￦	4,878,408
Net fee and commission income		1,131,159
Net gains(losses) on financial assets/liabilities at fair value through profit or loss		543,130
Net other operating income(expense)		(895,961)
General and administrative expenses		(2,965,895)

Operating profit before provision for credit losses		2,690,841

Provision for credit losses		(1,135,118)
Net operating profit		1,555,723

Net non-operating profit(loss)		(122,513)
Profit before income tax		1,433,210

Income tax expense		(437,550)
Profit for the period		995,660

Profit attributable to:
Shareholders of the parent company	￦	992,464

Consolidated operating income amounts to ￦ 17,260,693 million, assuming that the acquisition date is the opening date of the reporting period.

44. Event after the Reporting Period

The Group decided to merge KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd., as approved by the Board of Directors on October 16, 2013.